As filed with the Securities and Exchange Commission on February 22, 1996
                                                        Registration No. 33-6898


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre-Effective Amendment No. [ ]
                        Post-Effective Amendment No. [ ]

                            BULL & BEAR FUNDS I, INC.
               (Exact Name of Registrant as Specified in Charter)

                                11 Hanover Square
                            New York, New York 10005
                    (Address of Principal Executive Offices)

                                 (212) 363-1100
                  (Registrant's Area Code and Telephone Number)

                            WILLIAM J. MAYNARD, ESQ.
                            Bull & Bear Funds I, Inc.
                                11 Hanover Square
                          New York, New York 10005-3401
                     (Name and Address of Agent for Service)

                                   Copies to:
                             R. DARRELL MOUNTS, ESQ.
                             BRIAN F. MCNALLY, ESQ.
                           Kirkpatrick & Lockhart LLP
                   1800 Massachusetts Avenue, N.W., 2nd Floor
                           Washington, D.C. 20036-1800
                            Telephone: (202) 778-9000

        Approximate Date of Proposed Public Offering: as soon as practicable after this Registration Statement becomes effective.

        The Registrant filed a declaration registering an indefinite number of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant intends to file by February 28, 1996, the notice required by Rule 24f-2 for its fiscal year ended December 31, 1995.

        It is proposed that this filing will become effective on March 24, 1996 pursuant to Rule 488.

                            BULL & BEAR FUNDS I, INC.

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement contains the following papers and documents:


Cover Sheet

Contents of Registration Statement

Cross Reference Sheet

Letter to Shareholders

Notice of Special Meeting

Part A - Prospectus/Proxy Statement

Part B - Statement of Additional Information

Part C - Other Information

Signature Page

Exhibits

                            BULL & BEAR FUNDS I, INC.
                         Form N-14 Cross Reference Sheet

    Part A Item No.                          Prospectus/Proxy
    and Caption                              Statement Caption
    ---------------                          -----------------

1.  Beginning of Registration Statement and  Cover Page
    Outside Front Cover Page of Prospectus
2.  Beginning and Outside Back Cover Page    Table of Contents
    of Prospectus
3.  Synopsis Information and Risk Factors    Synopsis; Comparison of Principal
                                             Risk Factors
4.  Information About the Transaction        Synopsis; The Proposed Transaction
5.  Information About the Registrant         Synopsis; Comparison of Principal
                                             Risk Factors; Additional
                                             Information About Acquiring Fund;
                                             Miscellaneous; See also, the
                                             Prospectus of Bull & Bear U.S. And
                                             Overseas Fund, dated May 1, 1995
                                             and previously filed via EDGAR,
                                             Accession Number 796532-95-000004.
6.  Information About the Company Being      Synopsis; Comparison of Principal
    Acquired                                 Risk Factors; Miscellaneous; See
                                             also, the Prospectus of Bull & Bear
                                             Quality Growth Fund, dated May 1,
                                             1995 and previously filed via
                                             EDGAR, Accession Number
                                             796532-95-000004.
7.  Voting Information                       Voting Information
8.  Interest of Certain Persons and Experts  Not Applicable
9.  Additional Information Required for      Not Applicable
    Reoffering by Persons Deemed to be
    Underwriters

    Part B Item No.                          Statement of Additional
    and Caption                              Information Caption
    ---------------                          -----------------------
10. Cover Page                               Cover Page
11. Table of Contents                        Table of Contents
12. Additional Information About the         Statement of Additional Information
    Registrant                               of Bull & Bear U.S. And Overseas
                                             Fund, dated May 1, 1995 and
                                             previously filed via EDGAR,
                                             Accession Number 796532-95-000004.

13. Additional Information About the         Statement of Additional Information
    Company Being Acquired                   of Bull & Bear Quality Growth Fund,
                                             dated May 1, 1995 and previously
                                             filed via EDGAR, Accession Number
                                             796532-95-000004.
14. Financial Statements                     Annual Report of Bull & Bear U.S.
                                             And Overseas Fund, dated February
                                             15, 1996 and previously filed
                                             via EDGAR, Accession Number
                                             1005477-96-000002.

                                             Annual Report of Bull & Bear
                                             Quality Growth Fund, dated February
                                             15, 1996 and previously filed via
                                             EDGAR, Accession Number
                                             1005477-96-000001.

                                             Pro Forma Financial Statements for
                                             the Twelve Months Ended December
                                             31, 1995 (filed herewith).




        Part C

        Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                            BULL & BEAR FUNDS I, INC.
                                     PART A

                         BULL & BEAR QUALITY GROWTH FUND


                                                                 March ___, 1996


Fellow Shareholder:

        Enclosed is the proxy statement and proxy card for a Special Meeting of Shareholders of Bull & Bear Quality Growth Fund ("Growth Fund"). Please take this opportunity to review the proxy statement and sign and return the proxy card in the special window pouch inside the large mailing envelope. Your vote is important and must be counted, no matter how many or how few shares you own. The Board of Directors recommends that you vote in favor of the proposal.

About the Proposal

        The Board of Directors is asking shareholders to approve a proposal that Growth Fund reorganize and become part of Bull & Bear U.S. And Overseas Fund ("Acquiring Fund"). If the proposal is approved and implemented, each shareholder of Growth Fund automatically would become a shareholder of Acquiring Fund. The Board unanimously concluded that it is in the best interests of shareholders of Growth Fund to combine with Acquiring Fund. The Board believes that combining the Funds will benefit Growth Fund's shareholders by providing them with a portfolio that has an investment objective similar to the investment objective of Growth Fund, but with greater flexibility to achieve that objective.

Your Vote is Important - Please Return the Proxy Card Promptly

        Your vote is extremely important and I urge you to complete and return promptly the proxy card using the enclosed postage paid envelope. If you have any questions, please call our Shareholder Service Representatives at 1-800-847-4200, who will be happy to assist you.

                                                   Sincerely,



                                                   Thomas B. Winmill
                                                   Co-President

                         BULL & BEAR QUALITY GROWTH FUND
                                11 HANOVER SQUARE
                            NEW YORK, NEW YORK 10005

                        ---------------------------------


                                    NOTICE OF
                         SPECIAL MEETING OF SHAREHOLDERS
                          to be held on April 25, 1996

                        ---------------------------------




TO THE SHAREHOLDERS:

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Bull & Bear Quality Growth Fund ( the "Fund") will be held at the offices of the Fund at 11 Hanover Square, New York, New York 10005, on April 25, 1996, at 11:00 a.m. Eastern time, for the following purposes:

        1. Approval of an Agreement and Plan of Reorganization and Termination; and

        2. To transact such other business as may properly come before the meeting or any adjournment thereof.

        You are entitled to vote at the meeting and any adjournment thereof if you owned Fund shares at the close of business on February 15, 1996. If you do not expect to attend the meeting, please complete, date, sign and return the enclosed proxy card in the enclosed postage paid envelope.


                                            By order of the Board of Directors,


                                            William J. Maynard
                                            Secretary

March    , 1996




                             YOUR VOTE IS IMPORTANT
                       NO MATTER HOW MANY SHARES YOU OWN.


In order to avoid the additional expense of further solicitations, we ask your cooperation in mailing in your proxy card promptly if you do not expect to attend the meeting. No postage is necessary.

                       BULL & BEAR U.S. AND OVERSEAS FUND
                         BULL & BEAR QUALITY GROWTH FUND
                  (each a series of Bull & Bear Funds I, Inc.)

                                11 Hanover Square
                            New York, New York 10005
                                 1-800-847-4200


                        ---------------------------------



                           PROSPECTUS/PROXY STATEMENT
                                 March __, 1996


        This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of Bull & Bear Quality Growth Fund ("Growth Fund") in connection with the solicitation of proxies by the board of directors of Bull & Bear Funds I, Inc. (the "Corporation"), on behalf of Growth Fund, for use at a special meeting of shareholders to be held at the offices of the Corporation at 11
Hanover Square, New York, New York 10005, on April 25, 1996, at 11:00 a.m. Eastern time, and at any adjournment thereof ("Meeting").

        As more fully described in this Proxy Statement, the purpose of the Meeting is to vote on a proposed reorganization ("Reorganization"). Under the Reorganization, Bull & Bear U.S. and Overseas Fund ("Acquiring Fund"), a series of the Corporation, would acquire the assets of Growth Fund in exchange solely for shares of common stock of Acquiring Fund and the assumption by Acquiring Fund of Growth Fund's liabilities. Those Acquiring Fund shares then would be distributed to Growth Fund's shareholders so that each such shareholder would receive a number of full and fractional shares of Acquiring Fund having an aggregate net asset value that, on the effective date of the Reorganization, is equal to the aggregate net asset value of the shareholder's shares in Growth Fund. As soon as practicable following these distributions, Growth Fund will be terminated.

        Acquiring Fund is a non-diversified series of the Corporation, an open-end management investment company. Acquiring Fund's investment objective is to seek to obtain the highest possible total return on its assets from long term growth of capital and from income principally through a portfolio of securities of U.S. and foreign issuers.

        This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Reorganization and Acquiring Fund that a shareholder should know before voting. This Proxy Statement is accompanied by the Prospectus of Acquiring Fund dated May 1, 1995, and Acquiring Fund's Annual Report to Shareholders for the fiscal year ended December 31, 1995, which are incorporated by reference into this Proxy Statement. A Statement of Additional Information dated March , 1996 relating to the Reorganization and including Acquiring Fund's and Growth Fund's Annual Reports to Shareholders for the fiscal year ended December 31, 1995 and pro forma financial statements, and a Statement of Additional Information with respect to Acquiring Fund, dated May 1, 1995 have been filed with the Securities and Exchange Commission ("SEC") and are incorporated herein by this reference. The Prospectus of Growth Fund, dated May 1, 1995, and Statement of Additional Information also dated May 1, 1995, have been filed with the SEC and are incorporated herein by this reference. Copies of these documents may be obtained free of charge by contacting your Investor Service Representative toll-free at 1-800-847-4200.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS



VOTING INFORMATION.......................................................... 1

SYNOPSIS.................................................................... 2

COMPARISON OF PRINCIPAL RISK FACTORS........................................ 7

THE PROPOSED TRANSACTION.................................................... 8

ADDITIONAL INFORMATION ABOUT ACQUIRING FUND................................ 11

MISCELLANEOUS.............................................................. 12

APPENDIX A - AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION......... A-1

                         BULL & BEAR QUALITY GROWTH FUND
                                11 HANOVER SQUARE
                            NEW YORK, NEW YORK 10005



                           PROSPECTUS/PROXY STATEMENT

                         Special Meeting of Shareholders
                          to be Held on April 25, 1996


                        ---------------------------------


                               VOTING INFORMATION

        This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of Bull & Bear Quality Growth Fund ("Growth Fund") in connection with the solicitation of proxies by the board of directors of Bull & Bear Fund I, Inc. (the "Corporation"), on behalf of Growth Fund, for use at a special meeting of shareholders of Growth Fund to be held at the offices of Growth Fund at 11 Hanover Square, New York, New York 10005, on April 25, 1996, at 11:00 a.m. Eastern time, and at any adjournment thereof ("Meeting"). This Proxy Statement will first be mailed to shareholders on or about March ___, 1996.

        At least one-third of the shares of Growth Fund outstanding on February 15, 1996, represented in person or by proxy, must be present for the transaction of business by Growth Fund at the Meeting. If a quorum is not present at the Meeting or a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy. The persons named as proxies will vote those proxies that they are entitled to vote FOR any such proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST any such proposal against such adjournment.

        Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against any adjournment or proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against adjournment or against any proposal where the required vote is a percentage of the shares present or outstanding. Abstentions and broker non-votes will not be counted, however, as votes cast for purposes of determining whether sufficient votes have been received to approve a proposal. Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority.

        The individuals named as proxies on the enclosed proxy card will vote in accordance with your direction as indicated thereon if your proxy card is received properly executed by you or your duly appointed agent or attorney-in-fact. If you sign, date and return the proxy card, but give no voting instructions, your shares will be voted in favor of approval of the Agreement and Plan of Reorganization and Termination dated as of February 20, 1996 (the "Reorganization Plan") which is attached to this Proxy Statement as Appendix A. Under the Reorganization Plan, Bull & Bear U.S. and Overseas Fund ("Acquiring Fund"), a series of the Corporation, would acquire the assets of Growth Fund in exchange solely for shares of common stock of Acquiring Fund and the assumption by Acquiring Fund of Growth Fund's liabilities; those shares then would be distributed to Growth Fund's shareholders. ("Acquiring Fund" and "Growth Fund" may be referred to herein individually as a "Fund" or, collectively, as "Funds.") After completion of the Reorganization, Growth Fund would be terminated.

        In addition, if you sign, date and return the enclosed proxy card, but give no voting instructions, the duly appointed proxies may, in their discretion, vote upon such other matters as may come before the Meeting. The proxy card may be revoked by giving another proxy or by letter or telegram revoking such proxy. To be effective, such revocation must be received by the Corporation prior to the Meeting and must indicate your name and account number. In addition, if you attend the Meeting in person you may, if you wish, vote by ballot at the Meeting, thereby canceling any proxy previously given.

        As of February 15, 1996 (the "Record Date"), Growth Fund had ________.___ shares of common stock outstanding. The solicitation of proxies, the cost of which will be borne by Bull & Bear Advisers, Inc. (the "Investment Manager"), will be made primarily by mail but also may include telephone or oral communications by representatives of the Investment Manager, who will not receive any compensation therefor from the Funds, or by Shareholder
Communications Corporation, professional proxy solicitors retained by the Corporation, who will be paid fees and expenses of up to approximately $______ for soliciting services. [Management does not know of any single shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934) who beneficially owns 5% or more of the shares of either Growth Fund or Acquiring Fund as of the Record Date. Directors and officers of the Corporation own in the aggregate less than 1% of the shares of Acquiring Fund.]

        Under Maryland law, the affirmative vote of a majority of the outstanding shares of Growth Fund entitled to vote at the Meeting is required to approve the Reorganization. Each outstanding full share of Growth Fund is entitled to one vote, and each outstanding fractional share of Growth Fund is entitled to a proportionate share of one vote. Although the shareholders of Growth Fund may exchange or redeem out of the Fund, they do not have appraisal rights.


                                    SYNOPSIS

        The following is a summary of certain information contained elsewhere in this Proxy Statement, the Prospectuses of the Funds (which are incorporated herein by reference), and the Reorganization Plan. Shareholders should read this Prospectus/Proxy Statement and the Prospectus of Acquiring Fund carefully. As discussed more fully below, the board of directors of the Corporation believes that the Reorganization will benefit Growth Fund's shareholders. Acquiring Fund has an investment objective similar to the investment objective of Growth Fund, although its investment policies and strategies differ from those of Growth Fund in some respects. It is anticipated that, following the Reorganization, Growth Fund's shareholders will, as shareholders of Acquiring Fund, be subject to comparable total operating expenses as a percentage of net assets as those experienced by Growth Fund during its fiscal year ended December 31, 1995.

The Reorganization

        The board of directors of the Corporation voted to approve the Reorganization Plan at a meeting held on February 15, 1996. The Reorganization Plan provides for the acquisition by Acquiring Fund of the assets of Growth Fund in exchange solely for shares of Acquiring Fund and the assumption by Acquiring Fund of the liabilities of Growth Fund. Growth Fund then will distribute the Acquiring Fund shares to its shareholders, so that each shareholder will receive the number of full and fractional shares of Acquiring Fund that is equal in value to such shareholder's holdings in Growth Fund as of the Closing Date (defined below). Growth Fund then will be terminated as soon as practicable thereafter.

        The exchange of Growth Fund's assets for Acquiring Fund shares and Acquiring Fund's assumption of Growth Fund's liabilities will occur at or as of 4:00 p.m., Eastern time, on April 26, 1996, or such later date as the conditions to the closing are satisfied ("Closing Date").

        For the reasons set forth below under "The Proposed Transaction -- Reasons for the Reorganization," the board of directors of the Corporation, on behalf of Growth Fund, including the directors who are not "interested persons," as that term is defined in the Investment Company Act of 1940 ("1940 Act") (the "Independent Directors"), has determined that the Reorganization is in the best interests of Growth Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Growth Fund's shareholders will not be diluted as a result of the Reorganization. Accordingly, the board of directors of the Corporation, on behalf of Growth Fund, recommends approval of the Reorganization. In addition, the board of directors of the Corporation, on behalf of Acquiring Fund, including its Independent Directors, has determined that the Reorganization is in the best interests of Acquiring Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Acquiring Fund's shareholders will not be diluted as a result of the Reorganization.


                              COMPARATIVE FEE TABLE

Reorganization of Growth Fund into Acquiring Fund

        Certain fees and expenses that Growth Fund's shareholders pay, directly or indirectly, are different from those incurred by Acquiring Fund shareholders. Until Growth Fund's net assets reach $5 million, the Investment Manager receives no fee for its services as Growth Fund's investment manager. Thereafter, the Investment Manager is paid a fee for its investment management services at the annual rate of 1.00% of Growth Fund's average daily net assets up to $10 million, 7/8th of 1% over $10 million up to $30 million, 3/4th of 1% over $30 million up to $150 million, 5/8th of 1% over $150 million up to $500 million, and 1/2 of 1% over $500 million. With respect to Acquiring Fund, the Investment Manager is paid a fee for its investment management services at the annual rate of 1.00% of Acquiring Fund's average daily net assets up to $10 million, 7/8th of 1% over $10 million up to $30 million, 3/4th of 1% over $30 million up to $150 million, 5/8th of 1% over $150 million up to $500 million, and 1/2 of 1% over $500 million. These fees are higher than those paid by most investment companies.

        The following tables show (1) transaction expenses currently incurred by shareholders of Acquiring Fund and Growth Fund and transaction expenses that each shareholder will incur after giving effect to the Reorganization; (2) the current fees and expenses incurred by the shares of Growth Fund and Acquiring Fund for the fiscal year ended December 31, 1995; and (3) pro forma fees for Acquiring Fund shares after giving effect to the Reorganization.


Shareholder Transaction Expenses
                                                     Acquiring      Combined
                                     Growth Fund        Fund          Fund
                                     -----------     ---------      --------
Sales load imposed on purchases         NONE            NONE          NONE
Sales load imposed on reinvested
dividends                               NONE            NONE          NONE
Deferred sales load                     NONE            NONE          NONE
Redemption fee within 30 days of        1.00%          1.00%         1.00%
purchase
Redemption fee after 30  days of        NONE            NONE          NONE
purchase
Exchange fee                            NONE            NONE          NONE



Annual Fund Operating Expenses
(as a percentage of average net assets)
                                                       Acquiring   Combined Fund
                                   Growth Fund(1)(2)    Fund(2)     (Pro Forma)
                                   -----------------    -------     -----------
Management Fees(2)                       0.00%           0.99%         0.97%
(after reimbursement)
12b-1 Fees(3)                            1.00%           1.00%         1.00%
Other Expenses(4)                        2.71%           1.56%         1.56%
Total Fund Operating Expenses            3.71%           3.55%         3.53%
(after reimbursement)


(1) The percentages given for Growth Fund's annual fund operating expenses are based on an assumed level of average net assets of $2.2 million.

(2) Without the Investment Manager's expense guarantee, investment management fees and certain operating expenses for Acquiring Fund and Growth Fund would have been higher. For Acquiring Fund, investment management fees would have been 1.00% and total operating expenses would have been 3.84% of average net assets, respectively. For Growth Fund, other expenses would have been 3.30% and total operating expenses would have been 4.30% of average net assets, respectively.

(3) Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.'s ("NASD") rules regarding investment companies.

(4) "Other Expenses" include amounts (a) paid to each Fund's custodian and to each Fund's transfer agent and (b) reimbursable to the Investment Manager and each Fund's distributor for certain administrative and shareholder services, and does not include interest expense from each Fund's bank borrowings.


Example of Effect of Fund Expenses

        The following illustrates the expenses on a $1,000 investment under the fees and expenses stated above, assuming a 5% annual return and a redemption at the end of each time period.


                     1 year      3 years      5 years       10 years
                     ------      -------      -------       --------
Growth Fund            $37        $113         $192           $396
Acquiring Fund         $36        $109         $184           $382
Combined Fund          $36        $108         $183           $380

        This Example assumes the reinvestment of all dividends and other distributions and uses an assumed 5% annual rate of return as required by the Securities and Exchange Commission ("SEC"). The example is an illustration only and should not be considered an indication of past or future returns or expenses. Actual returns and expenses may be greater or less than those shown.


Form of Organization

        Acquiring Fund and Growth Fund are each series of the Corporation, an open-end management investment company organized as a Maryland corporation. The Corporation was organized under the laws of Maryland in 1986. Prior to September 23, 1993, the Corporation operated under the name Bull & Bear U.S. and Overseas Fund Ltd. The Corporation is authorized to issue up to 1 billion shares ($.01 par value), 250 million shares of which have been designated to Acquiring Fund and 250 million shares of which have been designated to Growth Fund. The Corporation's board of directors may establish one or more other series, although it has no current intention of doing so.

        Each Fund's shares are freely assignable by way of pledge (as, for example, for collateral purposes), gift, settlement of an estate and also by an investor to another investor. Each share has equal dividend, voting, liquidation and redemption rights with every other share. The shares have no preemptive, conversion or cumulative voting rights and they are not subject to further call or assessment.

        Neither Fund holds shareholder meetings annually except as required by law. Stock certificates for either Fund will be issued only for full shares when requested in writing.


Investment Objectives and Policies

        The Funds have similar investment objectives, although their investment policies differ in some respects. The investment objective and certain investment policies of each Fund are set forth below. There can be no assurance that either Fund will achieve its investment objective, and each Fund's net asset value fluctuates based upon changes in the value of its portfolio securities.

        Acquiring Fund. The investment objective of Acquiring Fund is to seek to obtain the highest possible total return on its assets from long term growth of capital and from income principally through a portfolio of securities of U.S. and overseas issuers. There is no limitation on the percent or amount of the Fund's assets which may be invested for growth of capital or income, and at any time the investment emphasis may be placed solely or primarily on growth of capital or solely or primarily on income.

        Acquiring Fund may invest in any type of security including common stocks, convertible securities, preferred stocks, bonds, notes, and other debt securities (including Eurodollar securities), warrants, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or by foreign governments and their political subdivisions, money market instruments such as bankers' acceptances, commercial paper, short term corporate debt securities, and repurchase agreements. The Fund may also engage in options, futures, and forward currency transactions.

        Acquiring Fund may invest in companies based in (or governments of or within) Europe, the Far East, Australia, the United States, Canada, South and Central America, and such other areas and countries as the Investment Manager may determine. Under normal market conditions, the Fund's assets will be invested in at least three different countries, including the United States. There are no limitations on the relative amounts of the Fund's assets that may be invested in any one country.

        When seeking income, Acquiring Fund will normally invest in investment grade fixed income securities of varying maturities, depending upon the Investment Manager's evaluation of market patterns and trends. The Fund may invest up to 35% of its assets in fixed income securities rated below investment grade, although it has no current intention of investing more than 5% of its assets in such securities during the coming year. The Fund may invest without limit in unrated securities. For temporary defensive purposes, the Fund may invest all or a portion of its assets in high grade fixed income securities.

        Growth Fund. Growth Fund seeks growth of capital as its principal investment objective and, secondarily, income. The Fund invests primarily in common stocks of large, quality companies considered to have the potential for significant growth of earnings and dividends. Under normal conditions, the Fund will invest at least 65%, and may invest up to 100%, of its total assets in the common stocks of such companies.

        In addition to the type of common stocks described above, Growth Fund may invest up to 35% of its total assets in other investments, including preferred stocks, debt and other fixed income securities, securities convertible into or exchangeable for common or preferred stocks, warrants and rights of foreign or domestic issuers, and common stocks of domestic or foreign issuers that do not have the characteristics set forth in the Fund's principal investment policy. The Fund may invest without limit in high grade debt securities, securities of the U.S. Government, its agencies or instrumentalities, and money market instruments, including repurchase agreements, or retain cash when as a result of market conditions, a defensive position is deemed advisable to help preserve capital or for other temporary purposes.

        The Growth Fund may employ the following other investment strategies in seeking to achieve its investment objectives, although it has no intention of doing so in such a manner that any one strategy would involve more than 5% of the Fund's total assets: lending its portfolio securities; transactions in put and call options on securities, indexes, and foreign currencies, and futures contracts on interest rates, stock and bond indexes, and foreign currencies and options thereon; and, forward foreign currency contracts. The Fund also has no current intention of investing more than 5% of its total assets in convertible securities, foreign securities or fixed income securities rated below investment grade.

        Other Policies. Each Fund may borrow money from banks for temporary or emergency purposes and engage in reverse repurchase agreements, but not in excess of an amount equal to one-third of the Fund's total assets. Acquiring Fund has no current intention of engaging in reverse repurchase agreements. Acquiring Fund may engage in short sales "against the box."

Operations of Acquiring Fund Following the Reorganization

        While there are differences in the Funds' investment policies, it is not expected that Acquiring Fund will revise its investment policies following the Reorganization to reflect those of Growth Fund. Because Growth Fund is permitted to invest in securities having characteristics different from those permitted for Acquiring Fund, certain of the securities currently held in Growth Fund's portfolio may need to be sold, rather than transferred to Acquiring Fund. If the Reorganization is approved, Growth Fund may sell prior to the effective date of the Reorganization any assets if necessary that are inconsistent with the investment policies of Acquiring Fund, and the proceeds thereof will be held in temporary investments or reinvested in assets that qualify to be held by Acquiring Fund. The necessity for Growth Fund to dispose of assets prior to the effective date of the Reorganization may result in selling securities at a disadvantageous time and could result in Growth Fund's realizing losses that would not otherwise have been realized.

        Following the Reorganization, the directors and officers of the Corporation, the Investment Manager and Acquiring Fund's distributor and other outside agents will continue to serve Acquiring Fund in their current capacities. Acquiring Fund's Portfolio Manager since 1994 has been Brett B. Sneed. Mr. Sneed is Senior Vice President and a member of the Investment Policy Committee of the Investment Manager. Mr. Sneed was formerly Vice President of Morgan Stanley Asset Management, Inc., a security analyst with Argus Research and a portfolio manager and member of the finance and investment committees of American International Group, Inc., a major insurance company. A graduate of Columbia College, Mr. Sneed is a Chartered Financial Analyst and a member of the New York Society of Security Analysts.

Purchases, Redemptions and Exchanges

        Shares of each Fund are available through Investor Service Center, Inc., each Fund's distributor (the "Distributor"). The minimum initial investment in either Fund is $1,000 for regular and gifts/transfers to minors custody accounts, and $500 for Bull & Bear retirement plans. The minimum subsequent investment is $100. The initial investment minimums may be waived under some circumstances.

        Shares of each Fund may be redeemed at their particular net asset value per share next determined after receipt of the redemption request in proper form. Payment for shares redeemed will be made as soon as possible, ordinarily within seven days after receipt of the redemption request in proper form.

        Shares of either Fund with a value of at least $500 may be exchanged for shares of any other Bull & Bear Fund (provided the registration is exactly the same, the shares may be sold in your state of residence, and the exchange may otherwise legally be made).

        If the Reorganization is approved, Growth Fund shares will cease to be offered on ___________, 1996, so that shares of Growth Fund will no longer be available for purchase or exchange thereafter. If the Meeting is adjourned and the Reorganization is approved on a later date, Growth Fund shares will no longer be available for purchase or exchange on the next business day following the date on which the Reorganization is approved and all contingencies have been met. Redemptions of Growth Fund's shares and exchanges of such shares for shares of other Bull & Bear Funds may be effected through the Closing Date.


Distributions

        Each Fund pays dividends annually to its shareholders from its net investment income, if any. Each Fund also makes an annual distribution to its shareholders out of any net realized capital gains, after offsetting any capital loss carryover, and any net realized gains from foreign currency transactions. Dividends and other distributions, if any, are declared, and payable to shareholders of record, on a date in December of each year. Such distributions may be paid in January of the following year, in which event they will be deemed received by the shareholders on the preceding December 31 for tax purposes. Each Fund may also make an additional distribution following the end of its fiscal year out of any undistributed income and capital gains.

        On or before the Closing Date, Growth Fund will declare a dividend of substantially all of its net investment income and a distribution of substantially all of its net capital gain (the excess of net long term capital gain over net short term capital loss), net short-term capital gain and net foreign currency gains, if any, and distribute those amount plus any previously declared but unpaid dividends, in order to continue to maintain its tax status as a regulated investment company. Such distributions are expected to be fully taxable, with the portion thereof attributable to net capital gain being treated as long term capital gains by shareholders who hold their Growth Fund shares as capital assets.


Federal Income Tax Consequences of the Reorganization

        The Corporation, on behalf of each Fund, has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, to the effect that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended ("Code"). Accordingly, no gain or loss will be recognized to either Fund or its shareholders as a result of the Reorganization. See "The Proposed Transaction--Federal Income Tax Considerations."

                      COMPARISON OF PRINCIPAL RISK FACTORS


        Because the Funds' investment policies and strategies differ, the Funds' investment risks also differ. Certain differences between the two Funds are identified below. See the Acquiring Fund Prospectus for a more detailed discussion of the investment risks of Acquiring Fund, and see the Growth Fund Prospectus for a more detailed discussion of the risks of Growth Fund.

        Foreign Investing. Acquiring Fund may invest without limit in foreign securities. In contrast, Growth Fund has no current intention of investing more than 5% of its total assets in such securities. Investing in foreign securities, which are generally denominated in foreign currencies, and utilization of forward contracts on foreign currencies involves certain considerations comprising both risk and opportunity not typically associated with investing in U.S. securities. These considerations include: fluctuations in currency exchange rates; restrictions on foreign investment and repatriation of capital; costs of converting foreign currency into U.S. dollars; greater price volatility and trading illiquidity; less public information on issuers of securities; difficulty in enforcing legal rights outside of the United States; lack of uniform accounting, auditing and financial reporting standards; the possible imposition of foreign taxes, exchange controls and currency restrictions; and the possible greater political, economic and social instability of developing as well as developed countries including without limitation, nationalization, expropriation of assets, and war. These risks are often heightened for investments in developing countries and emerging markets or when the Fund's investments are concentrated in a small number of countries. In addition, because transactional and custodial expenses for foreign securities are generally higher than for domestic securities, the expense ratio of the Fund can be expected to be higher than that of investment companies investing exclusively in domestic securities.

        Fixed Income Investing. Each Fund may invest up to 35% of its assets in fixed income securities rated below investment grade, although neither Fund has any current intention of investing more than 5% of its assets in such securities during the coming year. Investment grade securities are those rated in the top four categories by a nationally recognized statistical rating organization such as Standard & Poor's Ratings Services or Moody's Investors Service, Inc., ("Moody's") or, if unrated, are determined by the Investment Manager to be of comparable quality. Moody's considers securities in the fourth highest category to have speculative characteristics. Securities rated below investment grade and many unrated securities may be considered predominantly speculative and subject to greater market fluctuations and risks of loss of income and principal than higher rated fixed income securities.

        The market value of fixed income securities usually is affected by changes in the level of interest rates. An increase in interest rates tends to reduce the market value of such investments, and a decline in interest rates tends to increase their value. In addition, fixed income securities with longer maturities, which tend to produce higher yields, are subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities. Fluctuations in the market value of fixed income securities subsequent to their acquisition do not affect cash income from such securities but are reflected in the Fund's net asset value.

        Hedging and Income Strategies. Each Fund may engage in options, futures and forward currency transactions to hedge or to enhance return, although Growth Fund has no current intention of involving more than 5% of its total assets in any one such strategy. There can be no assurance that any strategy employing these instruments will be successful. The loss from investing in futures transactions is potentially unlimited. Options and futures may fail as hedging techniques in cases where price movements of the securities underlying the options and futures do not follow the price movements of the portfolio securities subject to the hedge. Gains and losses on investments in options and futures depend on the ability of the Investment Manager to predict correctly the direction of stock prices, interest rates, and other economic factors. In addition, the Fund will likely be unable to control losses by closing its position where a liquid secondary market does not exist and there is no assurance that a liquid secondary market for hedging instruments will always exist. It also may be necessary to defer closing out hedged positions to avoid adverse tax consequences. The correlation between hedging instru ments and the securities or sectors being hedged also may be imperfect. The percentage of the Fund's assets segregated to cover its obligations under options, futures, or forward contracts could impede effective portfolio management or the ability to meet redemption or other current obligations.

        Repurchase Agreements. Each Fund may enter into repurchase agreements with U.S. banks or dealers involving securities in which the Fund is authorized to invest. To attempt to limit the risk of engaging in repurchase agreements, each Fund enters into repurchase agreements only with banks and dealers believed by the Investment Manager to present minimal credit risks in accordance with guidelines established by its board of directors. Each Fund will not enter into a repurchase agreement with a maturity of more than seven days, if, as a result, more than 15% of its net assets would then be invested in such agreements and other illiquid securities.

        Other Information. Each Fund is "non-diversified," as defined in the 1940 Act, but intends to continue to qualify as a regulated investment company for Federal income tax purposes. This means, in general, that more than 5% of each Fund's total assets may be invested in the securities of one issuer (including a foreign government), but only if at the close of each quarter of each Fund's taxable year, the aggregate amount of such holdings does not exceed 50% of the value of its total assets and no more than 25% of the value of its total assets is invested in the securities of a single issuer. To the extent that each Fund's portfolio at times may include the securities of a smaller number of issuers than if it were diversified (as defined in the 1940 Act), each Fund will at such times be subject to greater risk with respect to its portfolio securities than an investment company that invests in a broader range of securities in that changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the Fund's total return and the price of Fund shares.


                            THE PROPOSED TRANSACTION

Reorganization Plan

        The terms and conditions under which the proposed transaction may be consummated are set forth in the Reorganization Plan. Significant provisions of the Reorganization Plan are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plan, which is attached as Appendix A to this Proxy Statement.

        The Reorganization Plan contemplates (1) Acquiring Fund's acquiring on the Closing Date the assets of Growth Fund in exchange solely for shares of Acquiring Fund and the assumption by Acquiring Fund of Growth Fund's liabilities and (2) the constructive distribution of such shares of Acquiring Fund to the shareholders of Growth Fund.

        The assets of Growth Fund to be acquired by Acquiring Fund include all cash, cash equivalents, securities, receivables and other property owned by Growth Fund. Acquiring Fund will assume from Growth Fund all debts, liabilities, obligations and duties of Growth Fund of whatever kind or nature; provided, however, that Growth Fund will use its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. Acquiring Fund also will deliver to Growth Fund shares of Acquiring Fund, which then will be constructively distributed to Growth Fund's shareholders. Growth Fund will be terminated as soon as practicable thereafter.

        The value of Growth Fund's assets to be acquired, and the amount of its liabilities to be assumed, by Acquiring Fund and the net asset value of a share of Acquiring Fund will be determined as of the close of regular trading on the NYSE on the Closing Date. Portfolio securities and other assets of the Fund are valued primarily on the basis of market quotations, if readily available. Foreign securities, if any, are valued on the basis of quotations from a primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. Securities, and other assets for which quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of the Corporation's board of directors.

        On, or as soon as practicable after the Closing Date, Growth Fund will distribute pro rata to its shareholders of record the shares of Acquiring Fund it received so that each Growth Fund shareholder will receive a number of full and fractional shares of Acquiring Fund equal in value to the shareholder's holdings in Growth Fund. Such distribution will be accomplished by opening accounts on the books of Acquiring Fund in the names of Growth Fund's shareholders and by transferring thereto the shares of Acquiring Fund previously credited to the account of Growth Fund on those books.
Fractional shares of Acquiring Fund will be rounded to the third decimal place.

        Accordingly, immediately after the Reorganization, each former shareholder of Growth Fund will own shares of Acquiring Fund that will be equal in value to that shareholder's shares of Growth Fund immediately prior to the Reorganization. Moreover, because shares of Acquiring Fund will be issued at net asset value in exchange for the net assets of Growth Fund, the aggregate value of Acquiring Fund shares so issued will equal the aggregate value of Growth Fund shares. The net asset value per share of Acquiring Fund will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder's interest.

        Any transfer taxes payable upon issuance of shares of Acquiring Fund in a name other than that of the registered holder of the shares on the books of Growth Fund shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Growth Fund will continue to be its responsibility up to and including the Closing Date and such later date on which it is terminated.

        The cost of the Reorganization, including professional fees and the cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the cost of any supplementary solicitation, will be borne by the Investment Manager.

        The consummation of the Reorganization is subject to a number of conditions set forth in the Reorganization Plan, some of which may be waived by Growth Fund or Acquiring Fund. In addition, the Reorganization Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting that would have a material adverse effect on the shareholders' interests.


Reasons for the Reorganization

        The board of directors of the Corporation, on behalf of Growth Fund, including a majority of its Independent Directors, has determined that the Reorganization is in the best interests of Growth Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Growth Fund's shareholders will not be diluted as a result of the Reorganization. The board of directors of the Corporation, on behalf of Acquiring Fund, including a majority of its Independent Directors, has determined that the Reorganization is in the best interests of Acquiring Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Acquiring Fund's shareholders will not be diluted as a result of the Reorganization.

        In considering the Reorganization, the Corporation's board of directors made an extensive inquiry into a number of factors, including the following:

        (1) the similarity of the investment objectives, policies and restrictions of the Funds;
        (2) the effect of the Reorganization on expected investment performance;
        (3) the effect of the Reorganization on the expense ratio of Acquiring Fund (after the Reorganization) relative to each Fund's current expense ratio;
        (4) the costs to be incurred by each Fund as a result of the Reorganization;
        (5)     the tax consequences of the Reorganization;
        (6) possible alternatives to the Reorganization, including continuing to operate on a stand-alone basis or liquidation; and
        (7) the potential benefits of the Reorganization to other persons, especially the Investment Manager and its affiliates.

        The Reorganization was recommended to the board of directors of the Corporation by the Investment Manager at a meeting of the board of directors held on February 15, 1996. The board was advised by Investment Manager that the Funds have similar investment objectives. The Investment Manager noted, however, that the investment policies of Acquiring Fund differ from those of Growth Fund in that, among other things, Acquiring Fund may invest without limit in foreign securities. In approving the proposed transactions, the board of directors took into account the Investment Manager's opinion that Acquiring Fund's objective of seeking to obtain the highest possible total return on its assets from long term growth of capital and from income principally through a portfolio of securities of U.S. and overseas issuers remains an appropriate one to offer to investors as part of an overall investment strategy. The Investment Manager further advised the board that, while past performance is no guarantee of future results, Acquiring Fund has experienced better investment performance on average than Growth Fund during the recent time period. The Investment Manager also advised the board that Growth Fund's net assets have not increased as projected, contributing to that Fund's relatively high expense ratios and creating difficulties with respect to portfolio management. The Investment Manager further noted that Growth Fund's high expense ratio hindered its performance and made it more difficult for Growth Fund to increase its assets. The board was further advised that the amount of expenses reimbursed by the Investment Manager following the reorganization would be less than the amount it currently reimburses for each Fund on a combined basis, thus benefitting the Investment Manager, and that the costs of the Reorganization would be borne by the Investment Manager.

        In recommending the Reorganization, the Investment Manager advised the board that combining the Funds would result in a comparable expense ratio for Acquiring Fund shareholders as a percentage of net assets. The board was further advised that the reorganization would be tax free. The board discussed the fact that unrealized appreciation in Acquiring Fund assets could result in Growth Fund shareholders experiencing taxable capital gains that they would otherwise not have experienced. The board recognized, however, that whether or not such gains would be realized was speculative.

             THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF GROWTH FUND VOTE "FOR" THE PROPOSED REORGANIZATION.


Description of Securities to be Issued

        The Corporation is registered with the SEC as an open-end management investment company. Its directors are authorized to issue 1 billion shares of common stock of separate series (par value $.01 per share). The directors have established Acquiring Fund as one of the Corporation's series. Each share in Acquiring Fund represents an equal proportionate interest in Acquiring Fund with each other share in the Fund. Shares of Acquiring Fund entitle their holders to one vote per full share and fractional votes for fractional shares held. On the Closing Date, Acquiring Fund will have outstanding one class of shares. Each share of Acquiring Fund will be entitled to participate equally in dividends and the proceeds of any liquidation.

        The Corporation does not hold meetings of shareholders annually. There will normally be no meetings of shareholders for the purpose of electing directors unless fewer than a majority of the directors holding office has been elected by shareholders, at which time the directors then in office will call a shareholders' meeting for the election of directors. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a director by votes cast in person or by proxy at a meeting called for that purpose. The directors are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any director when requested in writing to do so by the shareholders of record holding at least 10% of the Corporation's outstanding shares.

Federal Income Tax Considerations

        The exchange of Growth Fund's assets for shares of Acquiring Fund and Acquiring Fund's assumption of Growth Fund's liabilities is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1)(C) of the Code. The Corporation, on behalf of each Fund, has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, substantially to the effect that --

(1) Acquiring Fund's acquisition of Growth Fund's assets in exchange solely for Acquiring Fund shares and Acquiring Fund's assumption of Growth Fund's liabilities, followed by Growth Fund's distribution of those shares pro rata to its shareholders constructively in exchange for their Growth Fund shares, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and each Fund will be "a party to a reorganization" within the meaning of section 368(b) of the Code;

(2) No gain or loss will be recognized to Growth Fund on the transfer to Acquiring Fund of its assets in exchange solely for Acquiring Fund shares and Acquiring Fund's assumption of Growth Fund's liabilities or on the subsequent distribution of those shares to Growth Fund's shareholders in constructive exchange for their Growth Fund shares;

(3) No gain or loss will be recognized to Acquiring Fund on its receipt of the transferred assets in exchange solely for Acquiring Fund shares and its assumption of Growth Fund's liabilities;

(4) Acquiring Fund's basis for the transferred assets will be the same as the basis thereof in Growth Fund's hands immediately before the Reorganization, and Acquiring Fund's holding period for those assets will include Growth Fund's holding period therefor;

(5) A Growth Fund shareholder will recognize no gain or loss on the constructive exchange of all its Growth Fund shares solely for Acquiring Fund shares pursuant to the Reorganization; and

(6) A Growth Fund shareholder's basis for the Acquiring Fund shares to be received by it in the Reorganization will be the same as the basis for its Growth Fund shares to be constructively surrendered in exchange for those Acquiring Fund shares, and its holding period for those Acquiring Fund shares will include its holding period for those Growth Fund shares, provided they are held as capital assets by the shareholder on the Closing Date.

Such opinion states that no opinion is expressed as to the effect of the Reorganization on the Funds or any shareholder with respect to any asset (including certain options, futures, and forward contracts included in the transferred assets) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

        Utilization   by   Acquiring   Fund   after   the    Reorganization   of
pre-Reorganization capital losses realized by Growth Fund could be subject to limitation in future years under the Code.

        Acquiring Fund has more unrealized appreciation of investments and foreign currencies per share than Growth Fund which, if realized, may result in more taxable distributions to Growth Fund shareholders than otherwise. Shareholders of Growth Fund should consult their tax advisers regarding the effect, if any, of the Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization

        The following table shows the capitalization of each Fund as of December 31, 1995 and on a pro forma combined basis (unaudited) as of that date, giving effect to the Reorganization.



                                Growth Fund      Acquiring Fund       Combined
                                -----------      --------------       --------
Net Assets                       $2,215,764          $9,807,779    $12,023,878
Net Asset Value Per Share            $12.46               $8.36          $8.36
Shares Outstanding                  177,817           1,173,429      1,438,473


                   ADDITIONAL INFORMATION ABOUT ACQUIRING FUND

Financial Highlights

        Financial highlights are presented below for a share of capital stock outstanding throughout each period for Acquiring Fund.1/ The following information is supplemental to the Fund's financial statements and report thereon of Tait, Weller & Baker, independent accountants, appearing in the December 31, 1995 Annual Reports to Shareholders and incorporated by reference in the Statement of Additional Information. On February 26, 1992, the Fund adopted its present name and investment objective. Prior thereto it was known as Bull & Bear Overseas Fund Ltd. and sought to obtain the highest possible total return on its assets from long term growth of capital and from income principally through a diversified portfolio of marketable securities of non-U.S. companies.



                                                                   Years Ended December 31,
                                                    ----------------------------------------------------------
PER SHARE DATA*                                       1995         1994         1993         1992        1991
                                                     ------       ------       ------      -------      ------
Net asset value at beginning of period.........      $ 7.08       $ 8.71     $   7.59      $  8.37      $  7.62
                                                     ------       ------     --------      -------      -------
Income from investment operations:
  Net investment income (loss).................       (.23)        (.13)        (.20)          .04          .07
  Net realized and unrealized gain (loss) on           2.00       (1.01)         2.22        (.25)         1.64
                                                     ------       ------     --------      -------      -------
investments....................................
    Total from investment operations...........        1.77       (1.14)         2.02        (.21)         1.71
                                                     ------       ------     --------      -------      -------
Less distributions:
  Distributions from net realized gains on
  investments..................................       (.49)        (.49)        (.90)        (.57)        (.96)
                                                     ------       ------     --------      -------      -------
Net asset value at end of period...............      $ 8.36       $ 7.08     $   8.71      $  7.59      $  8.37
                                                     ======       ======     ========      =======      =======

TOTAL RETURN...................................       25.11%      (13.12)%      26.71%       (2.57)%      22.55%
                                                     ======       ======     ========      =======      =======
RATIOS/SUPPLEMENTAL DATA
Net assets at end of period (000's omitted)....      $9,808       $8,454      $12,250       $9,229       $1,275
                                                     ======       ======     ========      =======      =======
Ratio of expenses to average net assets (a) (b)        3.55%        3.53%        3.55%        3.56%        3.56%
                                                     ------       ------     --------      -------      -------
Ratio of net investment income (loss) to average      (2.85)%      (1.65)%      (2.36)%       0.51%        0.90%
                                                     ------       ------     --------      -------      -------
net assets (c).................................
Portfolio turnover rate........................         214%         212%         182%         175%         208%
                                                     ------       ------     --------      -------      -------

--------
1/The selected per share data has been restated to reflect the 100% stock dividend effective February 24, 1992.

* Per share net investment  income (loss) and net realized and  unrealized  gain
(loss) on investments have been computed using the average number of shares outstanding. These computations had no effect on net asset value per share. The financial highlights for 1991 have been restated to reflect the 100% stock dividend effective February 24, 1992.

(a) Ratio prior to reimbursement by the Investment Manager was 3.84%, 3.59%, 3.69%, 4.09% and 13.35% for the years ended December 31, 1995, 1994,
        1993, 1992, and 1991, respectively.
(b) Ratio after the reduction of custodian fees under a custodian agreement was 3.49%. Prior to 1995, such reductions were reflected in the expense ratios.
(c) Ratio prior to reimbursement by the Investment Manager was (3.14)%, (1.71)%, (2.50)%, (0.02)% and (8.89)% for the years ended December 31,
        1995, 1994, 1993, 1992 and 1991, respectively.


                                  MISCELLANEOUS

Available Information

        Growth Fund and Acquiring Fund are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act and in accordance therewith file reports, proxy material and other information with the SEC. Such reports, proxy material and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

Legal Matters

        Certain legal matters in connection with the issuance of Acquiring Fund shares will be passed upon by Kirkpatrick & Lockhart LLP, counsel to the Corporation.

Experts

        The audited financial statements of Acquiring Fund and Growth Fund, incorporated by reference herein and in each Fund's respective Statement of Additional Information, have been audited by Tait, Weller & Baker, independent accountants, whose reports thereon are included in the each Fund's Annual Report to Shareholders for the fiscal year ended December 31, 1995. The financial statements audited by Tait, Weller & Baker have been incorporated by reference herein and in the Statement of Additional Information in reliance on their reports given on their authority as experts in auditing and accounting.

                                   APPENDIX A


              AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION


        THIS AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION ("Agreement") is made as of February 20, 1996, between Bull & Bear Funds I, Inc. ("Corporation"), on behalf of Bull & Bear U.S. and Overseas Fund, a segregated portfolio of assets ("series") thereof ("Acquiring Fund"), and the Corporation, on behalf of Bull & Bear Quality Growth Fund, another series thereof ("Target"). (Acquiring Fund and Target are sometimes referred to herein individually as a "Fund" and collectively as the "Funds.")

        This Agreement is intended to be, and is adopted as, a plan of a reorganization described in section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended ("Code"). The reorganization will involve the transfer to Acquiring Fund of Target's assets in exchange solely for voting shares of common stock in Acquiring Fund ("Acquiring Fund Shares") and the assumption by Acquiring Fund of Target's liabilities, followed by the constructive distribution of the Acquiring Fund Shares to the holders of shares of common stock in Target ("Target Shares") in exchange therefor, all upon the terms and conditions set forth herein. The foregoing transactions are referred to herein as the "Reorganization." All agreements, representations, actions, and obligations described herein made or to be taken or undertaken by either Fund are made and shall be taken or undertaken by the Corporation on its behalf.

        In consideration of the mutual promises herein, the parties covenant and agree as follows:


1.      PLAN OF REORGANIZATION AND TERMINATION OF TARGET

        1.1. Target agrees to assign, sell, convey, transfer, and deliver all of its assets described in paragraph 1.2 ("Assets") to Acquiring Fund. Acquiring Fund agrees in exchange therefor --

                (a) to issue and deliver to Target the number of full and fractional Acquiring Fund Shares determined by dividing the net value of Target (computed as set forth in paragraph 2.1) by the net asset value (computed as set forth in paragraph 2.2) ("NAV") of an Acquiring Fund Share; and

                (b) to assume all of Target's liabilities described in paragraph
        1.3 ("Liabilities").

Such transactions shall take place at the Closing (as defined in paragraph 3.1).

        1.2. The Assets shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest and dividends receivable), claims and rights of action, rights to register shares under applicable securities laws, books and records, deferred and prepaid expenses shown as assets on Target's books, and other property owned by Target at the Effective Time (as defined in paragraph 3.1).

        1.3. The Liabilities shall include (except as otherwise provided herein) all of Target's liabilities, debts, obligations, and duties of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable at the Effective Time, and whether or not specifically referred to in this Agreement, including without limitation Target's share of the expenses described in paragraph 7.2. Notwithstanding the foregoing, Target agrees to use its best efforts to discharge all of its known Liabilities prior to the Effective Time.

        1.4. Before the Effective Time, Target shall declare and pay to its shareholders a dividend and/or other distribution in an amount large enough so that it will have distributed substantially all (and in any event not less than 90%) of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, for the current taxable year through the Effective Time.

        1.5. At the Effective Time (or as soon thereafter as is reasonably practicable), Target shall constructively distribute the Acquiring Fund Shares received by it pursuant to paragraph 1.1 to Target's shareholders of record, determined as of the Effective Time (collectively "Shareholders" and individually a "Shareholder"), in exchange for their Target Shares. Such distribution shall be accomplished by the Funds' transfer agent ("Transfer Agent") opening accounts on Acquiring

Fund's share transfer books in the Shareholders' names and transferring such Acquiring Fund Shares thereto. Each Shareholder's account shall be credited with the respective pro rata number of full and fractional (rounded to the third decimal place) Acquiring Fund Shares due that Shareholder. All outstanding Target Shares, including any represented by certificates, shall simultaneously be canceled on Target's share transfer records. Acquiring Fund will issue certificates representing the Acquiring Fund Shares issued in connection with the Reorganization only for full Acquiring Fund Shares when requested in writing.

        1.6. As soon as reasonably practicable after distribution of the Acquiring Fund Shares pursuant to paragraph 1.5, Target shall be terminated as a series of the Corporation and any further actions shall be taken in connection therewith as required by applicable law.

        1.7. Any reporting responsibility of Target to a public authority is and shall remain its responsibility up to and including the date on which it is terminated.

        1.8. Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than that of the registered holder on Target's books of the Target Shares constructively exchanged therefor shall be paid by the person to whom such Acquiring Fund Shares are to be issued, as a condition of such transfer.


2.      VALUATION

        2.1. For purposes of paragraph 1.1(a), Target's net value shall be (a) the value of the Assets computed as of 4:00 p.m. on the date of the Closing ("Valuation Time"), using the valuation procedures set forth in Target's then-current prospectus and statement of additional information less (b) the amount of the Liabilities as of the Valuation Time.

        2.2. For purposes of paragraph 1.1(a), the NAV of an Acquiring Fund Share shall be computed as of the Valuation Time, using the valuation procedures set forth in Acquiring Fund's then-current prospectus and statement of additional information.

        2.3. All computations pursuant to paragraphs 2.1 and 2.2 shall be made by or under the direction of the Corporation's Board of Directors.


3.      CLOSING AND EFFECTIVE TIME

        3.1. The Reorganization, together with related acts necessary to consummate the same ("Closing"), shall occur at the Funds' principal office on April 26, 1996, or at such other place and/or on such other date as the parties may agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of 4:00 p.m. on the date thereof or at such other time as the parties may agree ("Effective Time"). If, immediately before the Valuation Time,
(a) the New York Stock Exchange, Inc. ("NYSE") is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or elsewhere is disrupted, so that accurate appraisal of the net value of Target and the NAV per Acquiring Fund Share is impracticable, the Effective Time shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored.

        3.2. The Corporation shall deliver at the Closing a schedule of the Assets as of the Effective Time, which shall set forth for all portfolio securities included therein their adjusted tax basis and holding period by lot. Target's custodian shall deliver at the Closing a certificate of an authorized officer stating that (a) the Assets held by the custodian will be transferred to Acquiring Fund at the Effective Time and (b) all necessary taxes in conjunction with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made.

        3.3. The Corporation shall deliver at the Closing a list of the names and addresses of the Shareholders and the number of outstanding Target Shares owned by each Shareholder, all as of the Effective Time, certified by the Corporation's Secretary or Assistant Secretary. The Transfer Agent shall deliver at the Closing a certificate as to the opening on Acquiring Fund's share transfer books of accounts in the Shareholders' names. The Corporation shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to Target at the Effective Time or provide evidence that such Acquiring Fund Shares have been credited to Target's account on Acquiring Fund's books. The

Corporation   shall  deliver  at  the  Closing  such  bills  of  sale,   checks,
assignments, stock certificates, receipts, or other documents as may reasonably be required.

        3.4. The Corporation shall deliver at the Closing a certificate executed in its name by a Co-President or a Vice President dated the Effective Time, to the effect that the representations and warranties it made in this Agreement are true and correct at the Effective Time except as they may be affected by the transactions contemplated by this Agreement.


4.      REPRESENTATIONS AND WARRANTIES

        4.1.  Target represents and warrants as follows:

                4.1.1. The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland, and a copy of its Articles of Incorporation is on file with the Department of Assessments and Taxation of Maryland ("Department");

                4.1.2. The Corporation is duly registered as an open-end management investment company under the Investment Company Act of 1940 ("1940 Act"), and such registration will be in full force and effect at the Effective Time;

                4.1.3. Target is a duly established and designated series of the Corporation;

                4.1.4. At the Closing, Target will have good and marketable title to the Assets and full right, power, and authority to sell, assign, transfer, and deliver the Assets free of any liens or other encumbrances; and upon delivery and payment for the Assets, Acquiring Fund will acquire good and marketable title thereto;

                4.1.5. Target's current prospectus and statement of additional information conform in all material respects to the applicable requirements of the Securities Act of 1933 ("1933 Act") and the 1940 Act and the rules and regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                4.1.6. Target is not in violation of, and the execution and delivery of this Agreement and consummation of the transactions contemplated hereby by Target will not conflict with or violate, Maryland law or any provision of the Corporation's Articles of
        Incorporation or By-Laws or of any agreement, instrument, lease, or other undertaking to which Target is a party or by which it is bound or result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, judgment, or decree to which Target is a party or by which it is bound, except as previously disclosed in writing to and accepted by the Corporation on behalf of Acquiring Fund;

                4.1.7. Except as disclosed in writing to and accepted by the Corporation on behalf of Acquiring Fund, all material contracts and other commitments of or applicable to Target (other than this Agreement and investment contracts, including options, futures and forward contracts) will be terminated, or provision for discharge of any liabilities of Target thereunder will be made, at or prior to the Effective Time, without either Fund's incurring any liability or penalty with respect thereto and without diminishing or releasing any rights Target may have had with respect to actions taken or omitted to be taken by any other party thereto prior to the Closing;

                4.1.8. Except as disclosed in writing to and accepted by the Corporation on behalf of Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or (to Target's knowledge) threatened against the Corporation with respect to Target or any of its properties or assets that, if adversely determined, would materially and adversely affect Target's financial condition or the conduct of its business; Target knows of no facts that might form the basis for the institution of any such litigation, proceeding, or investigation and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially or adversely affects its business or its ability to consummate the transactions contemplated hereby;

                4.1.9. The execution, delivery, and performance of this Agreement by Target have been duly authorized as of the date hereof by all necessary action on the part of the Corporation's board of directors, which has made the determinations required by Rule 17a-8(a) under the 1940 Act; and, subject to approval by Target's shareholders and receipt of any necessary exemptive relief or no-action assurances requested from the Securities and Exchange Commission ("SEC") or its staff with respect to sections 17(a) and 17(d) of the 1940 Act, this Agreement will constitute a valid and legally binding obligation of Target, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws relating to or affecting creditors' rights and by general principles of equity;

                4.1.10. At the Effective Time, the performance of this Agreement shall have been duly authorized by all necessary action by Target's shareholders;

                4.1.11. No governmental consents, approvals, authorizations, or filings are required under the 1933 Act, the Securities Exchange Act of 1934 ("1934 Act"), or the 1940 Act for the execution or performance of this Agreement by Target, except for (a) the filing with the SEC of a registration statement by the Corporation on Form N-14 relating to the Acquiring Fund Shares issuable hereunder, and any supplement or amendment thereto ("Registration Statement"), including therein a prospectus/proxy statement ("Proxy Statement"), (b) receipt of any necessary exemptive relief referenced in subparagraph 4.1.9, and (c) such consents, approvals, authorizations, and filings as have been made or received or as may be required subsequent to the Effective Time;

                4.1.12. On the effective date of the Registration Statement, at the time of the shareholders' meeting referred to in paragraph 5.2, and at the Effective Time, the Proxy Statement will (a) comply in all material respects with the applicable provisions of the 1933 Act, the 1934 Act, and the 1940 Act and the regulations thereunder and (b) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; provided that the foregoing shall not apply to statements in or omissions from the Proxy Statement made in reliance on and in conformity with information furnished by the Corporation with respect to Acquiring Fund for use therein;

                4.1.13. The Liabilities were incurred by Target in the ordinary course of its business;

                4.1.14. Target is a "fund" as defined in section 851(h)(2) of the Code; it qualified for treatment as a regulated investment company under Subchapter M of the Code ("RIC") for each past taxable year since it commenced operations and will continue to meet all the requirements for such qualification for its current taxable year; and it has no earnings and profits accumulated in any taxable year in which the provisions of Subchapter M did not apply to it. The Assets shall be invested at all times through the Effective Time in a manner that ensures compliance with the foregoing;

                4.1.15. Target is not under the jurisdiction of a court in a proceeding under Title 11 of the United States Code or similar case within the meaning of section 368(a)(3)(A) of the Code;

                4.1.16. Not more than 25% of the value of Target's total assets (excluding cash, cash items, and U.S. government securities) is invested in the stock and securities of any one issuer, and not more than 50% of the value of such assets is invested in the stock and securities of five or fewer issuers; and

                4.1.17. Target will be terminated as soon as reasonably practicable after the Reorganization, but in all events within six months after the Effective Time.

        4.2.    Acquiring Fund represents and warrants as follows:

                4.2.1. The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland, and a copy of its Articles of Incorporation is on file with the Department;

                4.2.2. The Corporation is duly registered as an open-end management investment company under the 1940 Act, and such registration will be in full force and effect at the Effective Time;

                4.2.3. Acquiring Fund is a duly established and designated series of the Corporation;

                4.2.4. No consideration other than Acquiring Fund Shares (and Acquiring Fund's assumption of the Liabilities) will be issued in exchange for the Assets in the Reorganization;

                4.2.5. The Acquiring Fund Shares to be issued and delivered to Target hereunder will, at the Effective Time, have been duly authorized and, when issued and delivered as provided herein, will be duly and validly issued and outstanding shares of Acquiring Fund, fully paid and non-assessable. Except as contemplated by this Agreement, Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible into any of its shares;

                4.2.6. Acquiring Fund's current prospectus and statement of additional information conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                4.2.7. Acquiring Fund is not in violation of, and the execution and delivery of this Agreement and consummation of the transactions contemplated hereby by Acquiring Fund will not conflict with or violate, Maryland law or any provision of the Corporation's Articles of Incorporation or By-Laws or of any provision of any agreement, instrument, lease, or other undertaking to which Acquiring Fund is a party or by which it is bound or result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, judgment, or decree to which Acquiring Fund is a party or by which it is bound, except as previously disclosed in writing to and accepted by the Corporation on behalf of Target;

                4.2.8. Except as otherwise disclosed in writing to and accepted by the Corporation on behalf of Target, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or (to Acquiring Fund's knowledge) threatened against the Corporation with respect to Acquiring Fund or any of its properties or assets that, if adversely determined, would materially and adversely affect Acquiring Fund's financial condition or the conduct of its business; Acquiring Fund knows of no facts that might form the basis for the institution of any such litigation, proceeding, or investigation and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially or adversely affects its business or its ability to consummate the transactions contemplated hereby;

                4.2.9. The execution, delivery, and performance of this Agreement by Acquiring Fund have been duly authorized as of the date hereof by all necessary action on the part of the Corporation's board of directors, which has made the determinations required by Rule 17a-8(a) under the 1940 Act; and, subject to receipt of any necessary exemptive relief or no-action assurances requested from the SEC or its staff with respect to sections 17(a) and 17(d) of the 1940 Act, this Agreement will constitute a valid and legally binding obligation of Acquiring Fund, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws relating to or affecting creditors' rights and by general principles of equity;

                4.2.10. No governmental consents, approvals, authorizations, or filings are required under the 1933 Act, the 1934 Act, or the 1940 Act for the execution or performance of this Agreement by Target, except for
        (a) the filing with the SEC of the Registration Statement, (b) receipt of any necessary exemptive relief referenced in subparagraph 4.2.9, and
        (c) such consents, approvals, authorizations, and filings as have been made or received or as may be required subsequent to the Effective Time;

                4.2.11. On the effective date of the Registration Statement, at the time of the shareholders' meeting referred to in paragraph 5.2, and at the Effective Time, the Proxy Statement will (a) comply in all material respects with the applicable provisions of the 1933 Act, the 1934 Act, and the 1940 Act and the regulations thereunder and (b) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; provided that the foregoing shall not apply to statements in or omissions from the Proxy Statement made in reliance on and in conformity with information furnished by the Corporation with respect to Target for use therein;

                4.2.12. Acquiring Fund is a "fund" as defined in section 851(h)(2) of the Code; it qualified for treatment as a RIC for each past taxable year since it commenced operations and will continue to meet all the requirements for such qualification for its current taxable year; Acquiring Fund intends to continue to meet all such requirements for the next taxable year; and it has no earnings and profits accumulated in any taxable year in which the provisions of Subchapter M of the Code did not apply to it;

                4.2.13. Acquiring Fund has no plan or intention to issue additional Acquiring Fund Shares following the Reorganization except for shares issued in the ordinary course of its business as a series of an open-end investment company; nor does Acquiring Fund have any plan or intention to redeem or otherwise reacquire any Acquiring Fund Shares issued to the Shareholders pursuant to the Reorganization, other than through redemptions arising in the ordinary course of that business;

                4.2.14. Acquiring Fund (a) will actively continue Target's business in substantially the same manner that Target conducted that business immediately before the Reorganization, (b) has no plan or intention to sell or otherwise dispose of any of the Assets, except for dispositions made in the ordinary course of that business and dispositions necessary to maintain its status as a RIC, and (c) expects to retain substantially all the Assets in the same form as it receives them in the Reorganization, unless and until subsequent investment circumstances suggest the desirability of change or it becomes necessary to make dispositions thereof to maintain such status;

                4.2.15. There is no plan or intention for Acquiring Fund to be dissolved or merged into another corporation or business trust or any "fund" thereof (within the meaning of section 851(h)(2) of the Code) following the Reorganization;

                4.2.16. Immediately after the Reorganization, (a) not more than 25% of the value of Acquiring Fund's total assets (excluding cash, cash items, and U.S. government securities) will be invested in the stock and securities of any one issuer and (b) not more than 50% of the value of such assets will be invested in the stock and securities of five or fewer issuers; and

                4.2.17. Acquiring Fund does not own, directly or indirectly, nor at the Effective Time will it own, directly or indirectly, nor has it owned, directly or indirectly, at any time during the past five years, any shares of Target.

        4.3.    Each Fund represents and warrants as follows:

                4.3.1. The fair market value of the Acquiring Fund Shares, when received by the Shareholders, will be approximately equal to the fair market value of their Target Shares constructively surrendered in exchange therefor;

                4.3.2. Its management (a) is unaware of any plan or intention of Shareholders to redeem or otherwise dispose of any portion of the Acquiring Fund Shares to be received by them in the Reorganization and
        (b) does not anticipate dispositions of those Acquiring Fund Shares at the time of or soon after the Reorganization to exceed the usual rate and frequency of dispositions of shares of Target as a series of an open-end investment company. Consequently, its management expects that the percentage of Shareholder interests, if any, that will be disposed of as a result of or at the time of the Reorganization will be de minimis. Nor does its management anticipate that there will be extraordinary redemptions of Acquiring Fund Shares immediately following the Reorganization;

                4.3.3. The Shareholders will pay their own expenses, if any, incurred in connection with the Reorganization;

                4.3.4. Immediately following consummation of the Reorganization, Acquiring Fund will hold substantially the same assets and be subject to substantially the same liabilities that Target held or was subject to immediately prior thereto, plus any liabilities and expenses of the parties incurred in connection with the Reorganization;

                4.3.5. The fair market value on a going concern basis of the Assets will equal or exceed the Liabilities to be assumed by Acquiring Fund and those to which the Assets are subject;

                4.3.6. There is no intercompany indebtedness between the Funds that was issued or acquired, or will be settled, at a discount;

                4.3.7. Pursuant to the Reorganization, Target will transfer to Acquiring Fund, and Acquiring Fund will acquire, at least 90% of the fair market value of the net assets, and at least 70% of the fair market value of the gross assets, held by Target immediately before the Reorganization. For the purposes of this representation, any amounts used by Target to pay its Reorganization expenses and redemptions and distributions made by it immediately before the Reorganization (except for (a) distributions made to conform to its policy of distributing all or substantially all of its income and gains to avoid the obligation to pay federal income tax and/or the excise tax under section 4982 of the Code and (b) redemptions not made as part of the Reorganization) will be included as assets thereof held immediately before the Reorganization;

                4.3.8. None of the compensation received by any Shareholder who is an employee of Target will be separate consideration for, or allocable to, any of the Target Shares held by such Shareholder-employee; none of the Acquiring Fund Shares received by any such Shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the consideration paid to any such Shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services; and

                4.3.9. Immediately after the Reorganization, the Shareholders will not own shares constituting "control" of Acquiring Fund within the meaning of section 304(c) of the Code.


5.      COVENANTS

        5.1. Each Fund covenants to operate its respective business in the ordinary course between the date hereof and the Closing, it being understood that (a) such ordinary course will include declaring and paying customary dividends and other distributions and such changes in operations as are contemplated by each Fund's normal business activities and (b) each Fund will retain exclusive control of the composition of its portfolio until the Closing; provided that Target shall not dispose of more than an insignificant portion of its historic business assets during such period without Acquiring Fund's prior consent.

        5.2. Target covenants to call a shareholders' meeting to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated hereby.

        5.3. Target covenants that the Acquiring Fund Shares to be delivered hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms hereof.

        5.4. The Corporation covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such state securities laws it may deem appropriate in order to continue its operations after the Effective Time.

        5.5. Subject to this Agreement, each Fund covenants to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper, or advisable to consummate and effectuate the transactions contemplated hereby.


6.      CONDITIONS PRECEDENT

        Each Fund's obligations hereunder shall be subject to (a) performance by the other Fund of all the obligations to be performed hereunder at or before the Effective Time, (b) all representations and warranties of the other Fund contained herein being true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated hereby, as of the Effective Time, with the same force and effect as if made at and as of the Effective Time, and (c) the following further conditions that, at or before the Effective Time:

        6.1. This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the Corporation's board of directors and shall have been approved by Target's shareholders in accordance with applicable law.

        6.2. All necessary filings shall have been made with the SEC and state securities authorities, and no order or directive shall have been received that any other or further action is required to permit the parties to carry out the transactions contemplated hereby. The Registration Statement shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued, and the SEC shall not have issued an unfavorable report with respect to the Reorganization under section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated hereby under section 25(c) of the 1940 Act. All consents, orders, and permits of federal, state, and local regulatory authorities (including the SEC and state securities authorities) deemed necessary by either Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain same would not involve a risk of a material adverse effect on the assets or properties of either Fund, provided that either Fund may for itself waive any of such conditions.

        6.3. At the Effective Time, no action, suit, or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or to obtain damages or other relief in connection with, the transactions contemplated hereby.

        6.4. The Corporation (on behalf of Target) shall have received an opinion of Kirkpatrick & Lockhart LLP, its counsel, substantially to the effect that:

                6.4.1. Acquiring Fund is a duly established series of the Corporation, a corporation duly organized and validly existing under the laws of the State of Maryland with power under its Articles of Incorporation to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

                6.4.2. This Agreement (a) has been duly authorized, executed, and delivered by the Corporation on behalf of Acquiring Fund and (b) assuming due authorization, execution, and delivery of this Agreement by the Corporation on behalf of Target, is a valid and legally binding obligation of the Corporation with respect to Acquiring Fund, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws relating to or affecting creditors' rights and by general principles of equity;

                6.4.3. The Acquiring Fund Shares to be issued and distributed to the Shareholders under this Agreement, assuming their due delivery as contemplated by this Agreement, will be duly authorized and validly issued and outstanding and fully paid and non-assessable, and no shareholder of Acquiring Fund has any preemptive right to subscribe for or purchase such shares;

                6.4.4. Acquiring Fund's execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, materially violate the Corporation's Articles of Incorporation or ByLaws or any provision of any agreement (known to such counsel, without any independent inquiry or investigation) to which the Corporation (with respect to Acquiring Fund) is a party or by which it is bound or (to the knowledge of such counsel, without any independent inquiry or investigation) result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, judgment, or decree to which the Corporation (with respect to Acquiring Fund) is a party or by which it is bound, except as set forth in such opinion or as previously disclosed in writing to and accepted by the Corporation on behalf of Target;

                6.4.5. To the knowledge of such counsel (without any independent inquiry or investigation), no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Corporation on behalf of Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act, and the 1940 Act and such as may be required under state securities laws;

                6.4.6. The Corporation is registered with the SEC as an investment company, and to the knowledge of such counsel no order has been issued or proceeding instituted to suspend such registration; and

                6.4.7. To the knowledge of such counsel (without any independent inquiry or investigation), (a) no litigation, administrative proceeding, or investigation of or before any court or governmental body is pending or threatened as to the Corporation (with respect to Acquiring Fund) or any of its properties or assets attributable or allocable to Acquiring Fund and (b) the Corporation (with respect to Acquiring Fund) is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects Acquiring Fund's business, except as set forth in such opinion or as otherwise disclosed in writing to and accepted by the Corporation on behalf of Target.

In rendering such opinion, such counsel may (i) rely, as to matters governed by the laws of the State of Maryland, on an opinion of competent Maryland counsel,
(ii) make assumptions regarding the authenticity, genuineness, and/or conformity of documents and copies thereof without independent verification thereof, (iii) limit such opinion to applicable federal and state law, and (iv) define the word "knowledge" and related terms to mean the knowledge of attorneys then with such firm who have devoted substantive attention to matters directly related to this Agreement and the Reorganization.

        6.5. The Corporation (on behalf of Acquiring Fund) shall have received an opinion of Kirkpatrick & Lockhart LLP, its counsel, substantially to the effect that:

                6.5.1. Target is a duly established series of the Corporation, a corporation duly organized and validly existing under the laws of the State of Maryland with power under its Articles of Incorporation to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

                6.5.2. This Agreement (a) has been duly authorized, executed, and delivered by the Corporation on behalf of Target and (b) assuming due authorization, execution, and delivery of this Agreement by the Corporation on behalf of Acquiring Fund, is a valid and legally binding obligation of the Corporation with respect to Target, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws relating to or affecting creditors' rights and by general principles of equity;

                6.5.3. Target's execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, materially violate the Corporation's Articles of Incorporation or By-Laws or any provision of any agreement (known to such counsel, without any independent inquiry or investigation) to which the Corporation (with respect to Target) is a party or by which it is bound or (to the knowledge of such counsel, without any independent inquiry or investigation) result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, judgment, or decree to which the Corporation (with respect to Target) is a party or by which it is bound, except as set forth in such opinion or as previously disclosed in writing to and accepted by the Corporation on behalf of Acquiring Fund;

                6.5.4. To the knowledge of such counsel (without any independent inquiry or investigation), no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Corporation on behalf of Target of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act, and the 1940 Act and such as may be required under state securities laws;

                6.5.5. The Corporation is registered with the SEC as an investment company, and to the knowledge of such counsel no order has been issued or proceeding instituted to suspend such registration; and

                6.5.6. To the knowledge of such counsel (without any independent inquiry or investigation), (a) no litigation, administrative proceeding, or investigation of or before any court or governmental body is pending or threatened as to the Corporation (with respect to Target) or any of its properties or assets attributable or allocable to Target and (b) the Corporation (with respect to Target) is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business, except as set forth in such opinion or as otherwise disclosed in writing to and accepted by the Corporation on behalf of Acquiring Fund.

In rendering such opinion, such counsel may (i) rely, as to matters governed by the laws of the State of Maryland, on an opinion of competent Maryland counsel,
(ii) make assumptions regarding the authenticity, genuineness, and/or conformity of documents and copies thereof without independent verification thereof, (iii) limit such opinion to applicable federal and state law, and (iv) define the word "knowledge" and related terms to mean the knowledge of attorneys then with such firm who have devoted substantive attention to matters directly related to this Agreement and the Reorganization.

        6.6. The Corporation shall have received an opinion of Kirkpatrick & Lockhart LLP, its counsel, as to the federal income tax consequences mentioned below ("Tax Opinion"). In rendering the Tax Opinion, such counsel may rely as to factual matters, exclusively and without independent verification, on the representations made in this Agreement (or in a separate letter or certificate addressed to such counsel) and the certificates delivered pursuant to paragraph
3.4. The Tax Opinion shall be substantially to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes:

                6.6.1. Acquiring Fund's acquisition of the Assets in exchange solely for Acquiring Fund Shares and Acquiring Fund's assumption of the Liabilities, followed by Target's distribution of those shares to the Shareholders constructively in exchange for the Shareholders' Target Shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and each Fund will be "a party to a reorganization" within the meaning of section 368(b) of the Code;

                6.6.2. No gain or loss will be recognized to Target on the transfer to Acquiring Fund of the Assets in exchange solely for Acquiring Fund Shares and Acquiring Fund's assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in constructive exchange for their Target Shares;

                6.6.3. No gain or loss will be recognized to Acquiring Fund on its receipt of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities;

                6.6.4. Acquiring Fund's basis for the Assets will be the same as the basis thereof in Target's hands immediately before the Reorganization, and Acquiring Fund's holding period for the Assets will include Target's holding period therefor;

                6.6.5. A Shareholder will recognize no gain or loss on the constructive exchange of all its Target Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

                6.6.6. A Shareholder's basis for the Acquiring Fund Shares to be received by it in the Reorganization will be the same as the basis for its Target Shares to be constructively surrendered in exchange for those Acquiring Fund Shares, and its holding period for those Acquiring Fund Shares will include its holding period for those Target Shares, provided they are held as capital assets by the Shareholder at the Effective Time.

Notwithstanding subparagraphs 6.6.2 and 6.6.4, the Tax Opinion may state that no opinion is expressed as to the effect of the Reorganization on the Funds or any Shareholder with respect to any asset (including certain options, futures, and forward contracts included in the Assets) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

        At any time before the Closing, either Fund may waive any of the foregoing conditions if, in the judgment of the Corporation's board of directors, such waiver will not have a material adverse effect on its shareholders' interests.


7.      BROKERAGE FEES AND EXPENSES

        7.1. Each Fund represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

        7.2. Except as otherwise provided herein, all expenses incurred in connection with the transactions contemplated by this Agreement (whether or not they are consummated) will be borne by Bull & Bear Advisers, Inc. Such expenses include: (a) expenses incurred in connection with entering into and carrying out the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which Target's shareholders are resident as of the date of the mailing of the Proxy Statement to such shareholders; (d) printing and postage expenses; (e) legal and accounting fees; and (f) solicitation costs.


8.      ENTIRE AGREEMENT; SURVIVAL

        Neither party has made any representation, warranty, or covenant not set forth herein, and this Agreement constitutes the entire agreement between the parties. The representations, warranties, and covenants contained herein or in any document delivered pursuant hereto or in connection herewith shall survive the Closing.

9.      TERMINATION OF AGREEMENT

        This Agreement may be terminated at any time at or prior to the Effective Time, whether before or after approval by Target's shareholders:

        9.1. By either Fund (a) in the event of the other Fund's material breach of any representation, warranty, or covenant contained herein to be performed at or prior to the Effective Time, (b) if a condition to its obligations has not been met and it reasonably appears that such condition will not or cannot be met, or (c) if the Closing has not occurred on or before August 20, 1996; or

        9.2.  By the parties' mutual agreement.

In the event of termination under paragraphs 9.1.(c) or 9.2, there shall be no liability for damages on the part of either Fund, or the directors or officers of the Corporation, to the other Fund.


10.     AMENDMENT

        This Agreement may be amended, modified, or supplemented at any time, notwithstanding approval thereof by Target's shareholders, in such manner as may be mutually agreed upon in writing by the parties; provided that following such approval no such amendment shall have a material adverse effect on the Shareholders' interests.


11.     MISCELLANEOUS

        11.1. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Maryland; provided that, in the case of any conflict between such laws and the federal securities laws, the latter shall govern.

        11.2. Nothing expressed or implied herein is intended or shall be construed to confer upon or give any person, firm, trust, or corporation other than the parties and their respective successors and assigns any rights or remedies under or by reason of this Agreement.


        IN WITNESS WHEREOF, each party has caused this Agreement to be executed by its duly authorized officer.



ATTEST:                                     BULL & BEAR FUNDS I, INC.
                                              on behalf of its series,
                                              BULL & BEAR U.S. AND OVERSEAS FUND



By: /s/ William J. Maynard                  /s/ Thomas B. Winmill
    ----------------------                  ---------------------
            Secretary                             Co-President


ATTEST:                                     BULL & BEAR FUNDS I, INC.
                                              on behalf of its series,
                                                 BULL & BEAR QUALITY GROWTH FUND




By: /s/ William J. Maynard                  /s/ Thomas B. Winmill
    ----------------------                  ---------------------
            Secretary                             Co-President

                                                                           PROXY


                         BULL & BEAR QUALITY GROWTH FUND
                       Series of Bull & Bear Funds I, Inc.

        The undersigned hereby appoints Robert D. Anderson and Thomas B. Winmill, and each of them, with full power of substitution, to vote as designated below all shares of common stock of Bull & Bear Quality Growth Fund series of Bull & Bear Funds I, Inc. (the "Fund") which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on April 25, 1996 and any adjournment thereof, revoking all proxies heretofore given, upon the proposals described in the proxy statement.

1. Approval of an Agreement and Plan of Reorganization and Termination (Proposal 1)

               |_|           |_|            |_|
               FOR           ABSTAIN        AGAINST

2.      To transact such other business as may properly come before the meeting

THIS PROXY, IF PROPERLY EXECUTED WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, IT WILL BE VOTED FOR PROPOSAL 1. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.



                                            __________________________(L.S.)
                                            Signature


                                            __________________________(L.S.)
                                            Signature

                                            Dated _________________, 1996

                                        PLEASE SIGN EXACTLY AS YOUR NAME APPEARS
                                        HEREON. IF SHARES ARE REGISTERED IN MORE
                                        THAN ONE NAME,  ALL  SHOULD  SIGN BUT IF
                                        ONE  SIGNS,  IT BINDS THE  OTHERS.  WHEN
                                        SIGNING    AS    ATTORNEY,     EXECUTOR,
                                        ADMINISTRATOR,    AGENT,    TRUSTEE   OR
                                        GUARDIAN,  PLEASE  GIVE  FULL  TITLE  AS
                                        SUCH. IF A  CORPORATION,  PLEASE SIGN IN
                                        FULL  CORPORATE  NAME  BY AN  AUTHORIZED
                                        OFFICER.  IF A PARTNERSHIP,  PLEASE SIGN
                                        IN  PARTNERSHIP  NAME  BY AN  AUTHORIZED
                                        PERSON.



 TO AVOID EXPENSES OF ADJOURNING THE MEETING, PLEASE RETURN THIS PROXY PROMPTLY
                     IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                            BULL & BEAR FUNDS I, INC.
                                     PART B

                       BULL & BEAR U.S. AND OVERSEAS FUND
                         BULL & BEAR QUALITY GROWTH FUND
                  (each a series of Bull & Bear Funds I, Inc.)

                                11 Hanover Square
                            New York, New York 10005
                           (Toll Free) 1-800-847-4200

                              --------------------

                       STATEMENT OF ADDITIONAL INFORMATION


        This Statement of Additional Information relates to the proposed reorganization whereby Bull & Bear U.S. and Overseas Fund ("Acquiring Fund"), a series of Bull & Bear Funds I, Inc. (the "Corporation"), would acquire the assets of Bull & Bear Quality Growth Fund ("Growth Fund"), another series of the Corporation, in exchange solely for shares of common stock of Acquiring Fund and the assumption by Acquiring Fund of Growth Fund's liabilities. This Statement of Additional Information consists of this cover page and the following described documents each of which is incorporated by reference herein:

        (1) The Statement of Additional Information of Acquiring Fund dated May 1, 1995 and previously filed via EDGAR, Accession Number 796532-95-000004.

        (2) The Statement of Additional Information of Growth Fund dated May 1, 1995 and previously filed via EDGAR, Accession Number 796532-95-000004.

        (3) The Annual Report to Shareholders of Acquiring Fund for fiscal year ended December 31, 1995 and previously filed via EDGAR, Accession Number 1005477-96-000002.

        (4)     The Annual Report to Shareholders of Growth Fund for fiscal year
                ended  December  31,  1995  and  previously   filed  via  EDGAR,
                Accession Number 1005477-96-000001.

        (5) Pro Forma Financial Statements for Growth Fund for the Twelve Months Ended December 31, 1995 (filed herewith).

        This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus/Proxy Statement dated March ___, 1996 relating to the above described transaction. A copy of the Prospectus/Proxy Statement may be obtained free of charge by contacting your Investor Service Representative toll-free at 1-800-847-4200. This Statement of Additional Information is dated March ___, 1996.

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
December 31, 1995 (Unaudited)

                                                                                                                         % Combined
                                                US and        Quality   Pro forma   US and       Quality     Pro forma     Amount
                                               Overseas       Growth    Combined   Overseas      Growth       Combined   of Total
                                              Share Amount Share Amount  Shares   Market Value Market Value    Value     Investments
                                              ------------ ------------  ------   ------------ ------------    -----     -----------
COMMON AND PREFERRED STOCKS
Argentina
Buenos Aires Embotelladora ADR ...............     9,000                 9,000    $  185,625                 $  185,625        1.43%
                                                                                                                             ------
Quilmes Industries S.A .......................    11,000                11,000       171,600                    171,600        1.33
                                                                                 -----------                -----------      ------
                                                                                     357,225                    357,225        2.76
                                                                                 -----------                -----------      ------
Brazil
Telecomunicacoes
  Brasileiras ADR ............................     5,000                 5,000       236,875                    236,875        1.83
                                                                                 -----------                -----------      ------

Canada
Mitel Corp.* .................................    25,000                25,000       162,500                    162,500        1.26
Seagrams Co. Ltd. ............................     8,000                 8,000       277,000                    277,000        2.14
Tesco Corp.* .................................    95,000                95,000       461,472                    461,472        3.57
                                                                                 -----------                -----------      ------
                                                                                     900,972                    900,972        6.96
                                                                                 -----------                -----------      ------

Germany
Moebel Walther Pfd.* .........................     4,000                 4,000       131,351                    131,351        1.02
Sap A.G. Pfd. ................................     4,000                 4,000       608,687                    608,687        4.70
                                                                                 -----------                -----------      ------
                                                                                     740,038                    740,038        5.72
                                                                                 -----------                -----------      ------
Ireland
Elan Corp. PLC ADR* ..........................     9,000                 9,000       437,625                    437,625        3.38
                                                                                 -----------                -----------      ------

Israel
Teva Pharmaceutical
  Industries Ltd. ADR ........................     5,000                 5,000       231,875                    231,875        1.79
                                                                                 -----------                -----------      ------

Mexico
Grupo Televisa ...............................     9,000                 9,000       202,500                    202,500        1.57
                                                                                 -----------                -----------      ------

Netherlands
Madge N.V.* ..................................     8,000                 8,000       358,000                    358,000        2.77
                                                                                 -----------                -----------      ------

Norway
Nera AS - Telecom ADR* .......................     8,000                 8,000       260,000                    260,000        2.01
                                                                                 -----------                -----------      ------

Sweden
Volvo Akliebolaget ADR .......................     9,000                 9,000       185,343                    185,343        1.43
                                                                                 -----------                -----------      ------

United Kingdom
Reuters Holdings PLC ADR .....................     5,000                 5,000       275,625                    275,625        2.13
J.D. Wetherspoon PLC Ord .....................    45,373                45,373       452,260                    452,260        3.50
                                                                                 -----------                -----------      ------
                                                                                     727,885                    727,885        5.63
                                                                                 -----------                -----------      ------
United States
Abbott Laboratories ..........................                2,000      2,000                  $  83,500        83,500        0.65
Accent Software
  International* .............................     7,000                 7,000       164,500                    164,500        1.27
Allstate Corp. ...............................                2,000      2,000                     82,250        82,250        0.64
AmeriCredit Corp.* ...........................    50,000                50,000       681,250                    681,250        5.27
Ameridata Technologies Inc.* .................    32,000                32,000       308,000                    308,000        2.38
AMR Corp.* ...................................                1,000      1,000                     74,250        74,250        0.57
Brite Voice Systems, Inc.* ...................    13,000                13,000       180,375                    180,375        1.39
Cheyenne Software, Inc.* .....................    10,000                10,000       261,250                    261,250        2.02
Chrysler Corp. ...............................                1,500      1,500                     83,063        83,063        0.64

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
December 31, 1995 (Unaudited)

                                                                                                                         % Combined
                                                US and        Quality   Pro forma   US and       Quality     Pro forma     Amount
                                               Overseas       Growth    Combined   Overseas      Growth       Combined   of Total
                                              Share Amount Share Amount  Shares   Market Value Market Value    Value     Investments
                                              ------------ ------------  ------   ------------ ------------    -----     -----------
Circon Corp.* ................................    10,000                10,000    $  202,500                 $  202,500        1.57%
Citicorp .....................................                1,200      1,200                  $  80,700        80,700        0.62
Compaq Computer Corp.* .......................                2,000      2,000                     96,000        96,000        0.74
Du Pont (E.I.) De
  Nemours & Co. ..............................                1,000      1,000                     69,875        69,875        0.54
Federal National
  Mortgage Association .......................                1,000      1,000                    124,125       124,125        0.96
Gillette Co. .................................                2,000      2,000                    104,250       104,250        0.81
Global Pharmaceutical Corp.* .................    20,000                20,000       200,000                    200,000        1.55
Goodyear Tire & Rubber Co. ...................                2,000      2,000                     90,750        90,750        0.70
Healthsouth Corp.* ...........................     8,000                 8,000       233,000                    233,000        1.80
Hewlett-Packard Co. ..........................                1,000      1,000                     83,750        83,750        0.65
Honeywell, Inc. ..............................                2,000      2,000                     97,250        97,250        0.75
Loews Corp. ..................................                1,000      1,000                     78,375        78,375        0.61
Longhorn Steaks Inc.* ........................    14,000                14,000       248,500                    248,500        1.92
McDonald's Corp. .............................                2,000      2,000                     90,250        90,250        0.70
Medisense Inc.* ..............................     7,000                 7,000       221,375                    221,375        1.71
Merck & Co., Inc. ............................                1,000      1,000                     65,750        65,750        0.51
Mercury Interactive Corp.* ...................    10,000                10,000       182,500                    182,500        1.41
Minnesota Mining &
  Manufacturing Co. ..........................                1,000      1,000                     66,250        66,250        0.51
Mobile Telecommunication
  Technologies Corp.* ........................     8,000                 8,000       171,000                    171,000        1.32
Neoprobe Corp.* ..............................    18,000                18,000       290,250                    290,250        2.24
Network Equipment
  Technologies Inc.* .........................     5,000                 5,000       136,875                    136,875        1.06
Newbridge Network Corp.* .....................     5,500                 5,500       227,563                    227,563        1.76
Olicom A/S* ..................................    14,000                14,000       213,500                    213,500        1.65
Pioneer Group Inc. ...........................                3,000      3,000                     81,750        81,750        0.63
Platinum Technology Inc.* ....................    14,000                14,000       257,250                    257,250        1.99
Procter & Gamble Co. .........................                1,000      1,000                     83,000        83,000        0.64
Raytheon Corp. ...............................                2,000      2,000                     94,500        94,500        0.73
Renaissance Re Holdings Ltd. .................                3,000      3,000                     91,125        91,125        0.70
Schlumberger Ltd. ............................                1,000      1,000                     69,250        69,250        0.54
Schwab (Charles) Corp. .......................                3,000      3,000                     60,375        60,375        0.47
Sofamor/Denek Group, Inc.* ...................     8,000                 8,000       227,000                    227,000        1.75
Suncor Inc. ..................................                2,000      2,000                     63,750        63,750        0.49
System Software
  Associates, Inc. ...........................    19,500                19,500       424,125                    424,125        3.28
Texas Instruments ............................                1,500      1,500                     77,625        77,625        0.60
Total Renal Care Holdings* ...................    10,000                10,000       295,000                    295,000        2.28
20th Century Industries* .....................    14,000                14,000       278,250                    278,250        2.15
Utah Medical Products Inc.* ..................    14,000                14,000       277,375                    277,375        2.14
Wilmington Trust Co. .........................                3,000      3,000                     92,625        92,625        0.72
                                                                                 -----------   ----------   -----------      ------
                                                                                   5,681,438    2,084,388     7,765,826       60.02
                                                                                 -----------   ----------   -----------      ------
   Total Common Stocks .......................                                    10,319,776    2,084,388    12,404,164       95.87
                                                                                 -----------   ----------   -----------      ------

U.S. Government Agency                          Par Value  Par Value  Par Value
Federal National Mortgage                       ---------  ---------  ---------
  Association, due 1/5/96 ....................   295,000    240,000    535,000       294,820      239,853       534,673        4.13
                                                                                 -----------   ----------   -----------      ------
   Total Investments .........................                                   $10,614,596   $2,324,241   $12,938,837      100.00%
                                                                                 ===========   ==========   ===========      ======


*  Indicates non-income producing security.

                See accompanying notes to financial statements.

PRO FORMA COMBINED
STATEMENT OF ASSETS AND LIABILITIES (Unaudited)
DECEMBER 31, 1995

                                                     U.S. AND         QUALITY          PROFORMA
                                                     OVERSEAS         GROWTH          ADJUSTMENTS       PRO FORMA
ASSETS:                                                FUND            FUND            (note 3)          COMBINED
                                                   -------------  ----------------  ----------------  ---------------
Investments at market value (cost: $9,040,632
    and $2,214,390, respectively)                   $10,614,596        $2,324,241                        $12,938,837
Cash                                                      4,285             3,635                              7,920
Receivables:                                                                                                       0
    Investment securities sold                           20,564                 0                             20,564
    Fund shares sold                                      3,294                 0                              3,294
    Dividends                                             8,618             1,746                             10,364
Deferred organizational expenses                              0            12,801          ($12,801)               0
                                                   ------------   ---------------   ---------------   --------------
         Total assets                                10,651,357         2,342,423           (12,801)      12,980,979
LIABILITIES:
Payables:
    Investment securities purchased                     269,125            63,850                            332,975
    Fund shares redeemed                                514,681             1,645                            516,326
    Organizational expenses                                                18,670                             18,670
Accrued management and distribution fees                  9,636                 0                              9,636
Accrued expenses                                         50,136            42,494           (13,136)          79,494
                                                   ------------   ---------------   ---------------   --------------
         Total liabilities                              843,578           126,659           (13,136)         957,101
                                                   ------------   ---------------   ---------------   --------------
NET ASSETS:                                          $9,807,779        $2,215,764              $335      $12,023,878
                                                   ============   ===============   ===============   ==============

At December 31, 1995, net assets consisted of:
Paid-in capital                                      $8,251,242        $2,105,913              $335      $10,357,490
Accumulated net realized loss on investments            (17,859)                0                            (17,859)
Net unrealized appreciation on investments and                                                                     0
    foreign currencies                                1,574,396           109,851                          1,684,247
                                                   ------------   ---------------   ---------------   --------------
                                                     $9,807,779        $2,215,764              $335      $12,023,878
                                                   ============   ===============   ===============   ==============
    Shares outstanding (note 2)                       1,173,429           177,817                          1,438,473
NET ASSET VALUE, OFFERING AND REDEMPTION
    PRICE PER SHARE                                       $8.36            $12.46                              $8.36
                                                   ============   ===============   ===============   ==============

                 See accompanying notes to financial statements.


PRO FORMA COMBINED
STATEMENT OF OPERATIONS (Unaudited)                                       U.S. AND     QUALITY    PRO FORMA
FOR THE YEAR ENDED DECEMBER 31, 1995                                      OVERSEAS     GROWTH    ADJUSTMENTS   PRO FORMA
                                                                            FUND        FUND       (note 3)     COMBINED
INVESTMENT INCOME:
Dividends (net of foreign taxes of $6,060 and 0, respectively)              $63,812     $51,131                 $114,943
Interest                                                                      3,045      16,150                   19,195
                                                                        ------------------------------------------------
                                                                             66,857      67,281           0      134,138   134,138
                                                                        ------------------------------------------------
EXPENSES:
Distribution                                                                 96,684      36,082                  132,766
Investment management                                                        96,092           0      32,581      128,673
Transfer agent                                                               40,178      33,407                   73,585
Professional                                                                 34,913      22,445     (22,445)      34,913
Registration                                                                 32,884      25,490     (25,490)      32,884
Custodian                                                                    31,843      11,191     (11,191)      31,843
Shareholder administration                                                   19,919      10,524     (10,524)      19,919
Printing                                                                     13,066       8,407      (8,407)      13,066
Interest                                                                      4,645           0                    4,645
Directors                                                                     2,329       2,113      (2,113)       2,329
Other                                                                         3,294       7,063      12,801       23,158
                                                                        ------------------------------------------------
    Total expenses                                                          375,847     156,722     (34,788)     497,781   497,781
    Custodian credits                                                        (5,612)     (7,813)      7,813       (5,612)
    Expenses reimbursed                                                     (27,939)    (21,534)     26,640      (22,833)
                                                                        ------------------------------------------------
    Net expenses                                                            342,296     127,375        (335)     469,336
                                                                        ------------------------------------------------
Net investment loss                                                        (275,439)    (60,094)        335     (335,198) (335,198)
                                                                        ------------------------------------------------

REALIZED AND UNREALIZED GAIN ON INVESTMENTS AND FOREIGN CURRENCIES:
Net realized gain from foreign currency transactions                          1,302                                1,302
Net realized gain from security transactions                                823,207   1,054,200                1,877,407
Unrealized appreciation of investments and foreign
    currencies during the period                                          1,481,881    (351,567)               1,130,314
                                                                        ------------------------------------------------
    Net realized and unrealized gain on investments and
        foreign currencies                                                2,306,390     702,633           0    3,009,023
                                                                        ------------------------------------------------
    Net increase in net assets resulting from operations                 $2,030,951    $642,539        $335   $2,673,825 2,673,825
                                                                        ------------------------------------------------


                 See accompanying notes to financial statements.

                     BULL & BEAR U. S. AND OVERSEAS FUND
                         PROPOSED REORGANIZATION WITH
                       BULL & BEAR QUALITY GROWTH FUND

                         NOTES TO PRO FORMA COMBINED
                             FINANCIAL STATEMENTS
                              DECEMBER 31, 1995
                                 (Unaudited)

1. Basis of Combination. Subject to the approval of the Agreement and Plan of Reorganization and Termination (the "Agreement") by the shareholders of Bull & Bear Quality Growth Fund ("Quality Growth") and other conditions specified in the Agreement, Bull & Bear U. S. and Overseas ("U. S. and Overseas"), a series of shares of Bull & Bear Funds I, Inc., will acquire the assets and assume the liabilities of Quality Growth in exchange for shares of U. S. and Overseas (the "Reorganization"). This Reorganization of the Funds will be accounted for by the method of accounting for tax-free reorganizations of investment companies (sometimes referred to as the pooling without restatement method). The pro forma combined statement of assets and liabilities reflects the financial position of
U. S. and Overseas and Quality Growth at December 31, 1995 as though the Reorganization occurred as of that date. The statement of operations reflects the results of operations of U. S. and Overseas and Quality Growth for the year ended December 31, 1995. The pro forma combined amounts are based as though the Reorganization occurred at January 1, 1995. Both the statement of assets and liabilities and the statement of operations are presented for the information of the reader and may not necessarily be representative of what the combined statements would have been had the acquisition actually occurred on January 1, 1995.

The pro forma combined financial statements reflect the estimated expenses of both Funds in carrying out their obligations under the Agreement.

2. Capital/Shares. The number of additional shares issued was calculated by dividing the net assets of Quality Growth at December 31, 1995 by the net asset value per share of U. S. and Overseas at December 31, 1995, of $8.36. The pro forma combined number of shares outstanding of 1,438,473 consists of the 265,044 shares issuable to Quality Growth in the reorganization and 1,173,429 shares of
U. S. and Overseas outstanding at December 31, 1995.

3. Pro Forma Operating Expenses. Certain expenses have been adjusted in the pro forma statement of operations to reflect the expenses of the combined entity more closely.

Pro forma operating expenses include the actual expenses of U. S. and Overseas and Quality Growth adjusted for the following:

     a) management fees are based upon U. S. and Overseas' Investment Management Agreement rather than the existing agreement of Quality Growth. In addition, expenses reimbursed are based on the higher combined net assets of the two Funds and the proforma combined expenses and therefore results in a lower reimbursement.

     For its services to U. S. and Overseas, Bull & Bear Advisers, Inc. ("Advisers") receives a fee, payable monthly, based on U.S. and Overseas' average daily net assets at the annual rate of 1.00% up to $10 million in assets, 7/8 of 1% over $10 million up to $30 million, 3/4 of 1% over $30 million up to $150 million, 5/8 of 1% over $150 million up to $500 million, and 1/2 of 1% over $500 million. In comparison, until Quality Growth's net assets reach $5 million, Advisers receives no investment management fee for its services. Thereafter, Advisers receives a fee, payable monthly, based on Quality Growth's average daily net assets at the annual rate of 1.0% up to $10 million in assets, 7/8 of 1% over $10 million up to $30 million, 3/4% of 1% over $30 million up to $150 million, 5/8% over $150 million up to $500 million, and 1/2% over $500 million.

     Advisers has agreed in the Investment Management Agreement that it will waive all or part of its fee or reimburse U. S. and Overseas or Bull & Bear Funds I, Inc. (If applicable) if and to the extent that the Fund's aggregate operating expenses exceed the most restrictive limit imposed by any state in which shares of the Fund are qualified for sale. Currently, the most restrictive such limit applicable to the Fund is 2.5% of the first $30 million of the Fund's average daily net assets, 2.0% of the next $70 million of its average daily assets and 1.5% of its average daily net assets in excess of $100 million. Certain expenses, such as brokerage commissions, taxes, interest, Rule 12b-1 plan fees, certain expenses attributable to investing outside the United States and extraordinary items, are excluded from this limitation.

     Both U. S. and Overseas and Quality Growth have adopted a plan of distribution pursuant to Rule 12b-1 under the Act ("Rule 12b-1 Plan"). Under U.S. and Overseas' Rule 12b-1 Plan, the Fund pays Investor Service Center, Inc. (The "Distributor"), as compensation for the Distributor's distribution activities, a fee in the amount of 0.75% per annum of the Fund's average daily net assets and, as compensation for the Distributor's service activities, a fee in the amount of 0.25% per annum of the Fund's average daily net assets. The fee for service activities is intended to cover personal services provided to shareholders in the Fund and maintenance of shareholder accounts. The fee for distribution activities is intended to cover all other activities and expenses primarily intended to result in the sale of the Fund's shares. During the period it is in effect, the Plan obligates U.S. and Overseas to pay fees to the Distributor as compensation for its service and distribution activities. Thus, even if the Distributor's expenses exceed the fees, the Fund will not be obligated to pay any additional amount to the Distributor and, if the Distributor's expenses are less than such fees, it may realize a profit. No change to U.S. and Overseas's plan, the surviving plan in the reorganization, will be made in connection with the reorganization. No adjustments are required to the proforma financial statements with respect to the distribution expenses since both Rule 12b-1 Plans were the same.

     b) reduction of fees to reflect the Reorganization and elimination of certain duplicate costs.

     c) the unamortized deferred organization expenses of $12,801 incurred in connection with the start-up of the Quality Growth Fund has been written off upon the merger.

4. Reorganization Costs. Reorganization costs associated with this reorganization will be borne by Advisers. These costs consist of professional fees, registration fees, printing costs, mailing and other expenses. Additionally, Advisers will also bear some additional indirect costs of the Reorganization by providing employee time and effort in the planning, preparation, and consummation of the Reorganization.

                            BULL & BEAR FUNDS I, INC.
                                     PART C

                                OTHER INFORMATION

Item 15.       Indemnification

     Bull & Bear Funds I, Inc. (the "Corporation") is incorporated under Maryland law. Section 2-418 of the Maryland General Corporation Law requires the Corporation to indemnify its directors, officers and employees against expenses, including legal fees, in a successful defense of a civil or criminal proceeding. The law also permits indemnification of directors, officers, employees and agents unless it is proved that (a) the act or omission of the person was material and was committed in bad faith or was the result of active or deliberate dishonesty, (b) the person received an improper personal benefit in money, property or services or (c) in the case of a criminal action, the person had reasonable cause to believe that the act or omission was unlawful.

     The Corporation's amended and restated Articles of Incorporation (1) provide that, to the maximum extent permitted by applicable law, a director or officer will not be liable to the Corporation or its stockholders for monetary damages; (2) require the Corporation to indemnify and advance expense as provided in the By-laws to its present and past directors, officers, employees and agents, and persons who are serving or have served at the request of the Corporation in similar capacities for other entities in advance of final disposition of any action against that person to the extent permitted by Maryland law and the 1940 Act; (3) allow the Corporation to purchase insurance for any present or past director, officer, employee, or agent; and (4) require that any repeal or modification of the amended and restated Articles of Incorporation by the shareholders, or adoption or modification of any provision of the Articles of Incorporation inconsistent with the indemnification provisions, be prospective only to the extent such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of or indemnification available to any person covered by the indemnification provisions of the amended and restated Articles of Incorporation.

       Section 11.01 of Article XI of the By-Laws sets forth the procedures by which the Corporation will indemnify its directors, officers, employees and agents. Section 11.02 of Article XI of the By-Laws further provides that the Corporation may purchase and maintain insurance or other sources of reimbursement to the extent permitted by law on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in or arising out of his or her position.

       Paragraph 12 of the Investment Management Agreement between the Corporation and Bull & Bear Advisers, Inc. (the "Investment Manager") with respect to Acquiring Fund ("Overseas Investment Management Agreement") provides that the Investment Manager shall not be liable to the Corporation or Acquiring Fund or any shareholder of the Corporation for any error of judgment or mistake of law or for any loss suffered by the Corporation in connection with the matters to which the Overseas Investment Management Agreement relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Corporation or Acquiring Fund or the Corporation's shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reasons of its reckless disregard of obligations and duties under the Overseas Investment Management Agreement.

       Paragraph 12 of the Investment Management Agreement between the Corporation and the Investment Manager with respect to Growth Fund ("Quality Growth Investment Management Agreement") provides that the Investment Manager shall not be liable to the Corporation or Growth Fund or any shareholder of the Corporation for any error of judgment or mistake of law or for any loss suffered by the Corporation or Growth Fund or the Corporation's shareholders in connection with the matters to which the Quality Growth Investment Management Agreement relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Corporation or Growth Fund or the Corporation's shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under the Quality Growth Investment Management Agreement.

       Section 9 of the Distribution Agreement between the Corporation and Investor Service Center, Inc. ("Service Center") provides that the Corporation will indemnify Service Center and its officers, directors and controlling persons against all liabilities arising from any alleged untrue statement of material fact in the Corporation's Registration Statement or from any alleged omission to state in the Registration Statement a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances under which they were made, not misleading, except insofar as liability arises from untrue statements or omissions made in reliance upon and in conformity with information furnished by Service Center to the Corporation for use in the Registration Statement; and provided that this indemnity agreement shall not protect any such persons against liabilities arising by reason of their bad faith, gross negligence or willful misfeasance; and shall not inure to the benefit of any such persons unless a court of competent jurisdiction or controlling precedent determines that such result is not against public policy as expressed in the Securities Act of 1933. Section 9 of the Distribution Agreement also provides that Service Center agrees to indemnify, defend and hold the Corporation, its officers and Directors free and harmless of any claims arising out of any alleged untrue statement or any alleged omission of material fact contained in information furnished by Service Center for use in the Registration Statement or arising out of any agreement between Service Center and any retail dealer, or arising out of supplementary literature or advertising used by Service Center in connection with the Distribution Agreement.

       The Corporation undertakes to carry out all indemnification provisions of its Articles of Incorporation and By-Laws and the above-described contract in accordance with Investment Company Act Release No. 11330 (September 4, 1980) and successor releases.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to directors, officers and controlling persons of the Corporation, pursuant to the foregoing provisions or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Corporation by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.       Exhibits

        (1)     Amended and Restated Articles of Incorporation1/
        (2)     Amended By-Laws1/
        (3)     Voting trust agreement -- none
        (4)     Agreement and Plan of Reorganization and Termination
                (filed herewith)
        (5)     Specimen security2/
        (6)     Investment Advisory Contract1/
        (7)     Distribution Agreement1/
        (8)     Bonus, profit sharing or pension plans - none
        (9) (a) Custodian Agreement3/
            (b) Amendment to Custodian Agreement4/
            (c) Amendment dated September 28, 1993 to Custodian Agreement1/
            (d) Depository agreements4/
            (e) Service and Agency Agreement2/
            (f) Custodial Agreement and IRA Disclosure Statement2/
            (g) IRA Agreement2/
        (10)(a) Plan pursuant to Rule 12b-11/
            (b) Related Agreement to Plans of Distribution pursuant to Rule
                12b-1 between Investor Service Center, Inc. and
                Hanover Direct Advertising Company, Inc.1/
            (c) Broker services agreements4/
        (11) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered (filed herewith)
        (12) Opinion and Consent of Kirkpatrick & Lockhart LLP regarding certain tax matters (filed herewith)
        (13)(a) Transfer Agency Agreement2/
            (b) Assignment Agreement2/
            (c) Shareholder Services Agreement1/
            (d) Agency Agreement2/
        (14)    Consent of Tait, Weller & Baker (filed herewith)
        (15)    Financial statements omitted from Part B - none
        (16)    Copies of manually signed Powers of Attorney - none
        (17)    Additional Exhibits
            (a) Declaration pursuant to Rule 24f-2 (filed herewith)
            (b) Proxy Card (filed herewith)
        (27)    Financial Data Schedules (filed herewith)

---------------
1/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 15 to the Registration Statement, SEC File No. 33-6898, filed March 2, 1994.

2/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 17 to the Registration Statement, SEC File No. 33-6898, filed April 28, 1995.

3/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 5 to the Registration Statement, SEC File No. 33-6898, filed May 1, 1990.

4/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 13 to the Registration Statement, SEC File No. 33-6898, filed April 30, 1993.


Item 17.    Undertakings

(1) The undersigned Registrant agrees that prior to any public re-offering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the re-offering prospectus will contain the information called for by the applicable registration form for re-offering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

        As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on this 22nd day of February, 1996.

                                         BULL & BEAR FUNDS I, INC.


                                         By:  /s/ Thomas B. Winmill
                                              ---------------------
                                              Thomas B. Winmill
                                              Co-President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


   Signature                       Title                          Date
   ---------                       -----                          ----
/s/ Mark C. Winmill            Co-President and Co-Chief       February 22, 1996
----------------------------   Executive Officer
  Mark C. Winmill

/s/ Thomas B. Winmill          Co-President and Co-Chief       February 22, 1996
----------------------------   Executive Officer
  Thomas B. Winmill

/s/ Bassett S. Winmill         Director, Chairman of the       February 22, 1996
----------------------------   Board of Directors
  Bassett S. Winmill


/s/ Robert D. Anderson         Director                        February 22, 1996
----------------------------
  Robert D. Anderson

/s/ Bruce B. Huber             Director                        February 22, 1996
----------------------------
  Bruce B. Huber

/s/ James E. Hunt              Director                        February 22, 1996
----------------------------
  James E. Hunt

/s/ Frederick A. Parker, Jr.   Director                        February 22, 1996
----------------------------
  Frederick A. Parker, Jr.

/s/ John B. Russell            Director                        February 22, 1996
----------------------------
  John B. Russell

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                               EXHIBITS FILED WITH

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           PRE-EFFECTIVE AMENDMENT NO.
                          POST-EFFECTIVE AMENDMENT NO.





                            Bull & Bear Funds I, Inc.
                                File No. 33-6898

                            BULL & BEAR FUNDS I, INC.
                                  EXHIBIT INDEX

     Exhibit
     Number
     ------

        (1)     Amended and Restated Articles of Incorporation1/
        (2)     Amended By-Laws1/
        (3)     Voting trust agreement -- none
        (4)     Agreement and Plan of Reorganization and Termination
                    (filed herewith)
        (5)     Specimen security2/
        (6)     Investment Advisory Contract1/
        (7)     Distribution Agreement1/
        (8)     Bonus, profit sharing or pension plans - none
        (9) (a) Custodian Agreement3/
            (b) Amendment to Custodian Agreement4/
            (c) Amendment dated September 28, 1993 to Custodian Agreement1/
            (d) Depository agreements4/
            (e) Service and Agency Agreement2/
            (f) Custodial Agreement and IRA Disclosure Statement2/
            (g) IRA Agreement2/
        (10)(a) Plan pursuant to Rule 12b-11/
            (b) Related Agreement to Plans of Distribution pursuant to Rule
                12b-1 between Investor Service Center, Inc. and
                Hanover Direct Advertising Company, Inc.1/
            (c) Broker services agreements4/
        (11) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered (filed herewith)
        (12) Opinion and Consent of Kirkpatrick & Lockhart LLP regarding certain tax matters (filed herewith)
        (13)(a) Transfer Agency Agreement2/
            (b) Assignment Agreement2/
            (c) Shareholder Services Agreement1/
            (d) Agency Agreement2/
        (14)    Consent of Tait, Weller & Baker (filed herewith)
        (15)    Financial statements omitted from Part B - none
        (16)    Copies of manually signed Powers of Attorney - none
        (17)    Additional Exhibits
            (a) Declaration pursuant to Rule 24f-2 (filed herewith)
            (b) Proxy Card (filed herewith)
        (27)    Financial Data Schedules (filed herewith)

--------------
1/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 15 to the Registration Statement, SEC File No. 33-6898, filed March 2, 1994.

2/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 17 to the Registration Statement, SEC File No. 33-6898, filed April 28, 1995.

3/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 5 to the Registration Statement, SEC File No. 33-6898, filed May 1, 1990.

4/  Incorporated  by  reference  to  corresponding   Exhibit  of  Post-Effective
Amendment No. 13 to the Registration Statement, SEC File No. 33-6898, filed April 30, 1993.